     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 24, 1994

                                                     REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                   CALMAT CO.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

                     DELAWARE                                          95-0645790
          (STATE OR OTHER JURISDICTION OF                           (I.R.S. EMPLOYER
          INCORPORATION OR ORGANIZATION)                         IDENTIFICATION NUMBER)

                             3200 SAN FERNANDO ROAD
                         LOS ANGELES, CALIFORNIA 90065
                                 (213) 258-2777
   (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                              PAUL STANFORD, ESQ.
                             3200 SAN FERNANDO ROAD
                         LOS ANGELES, CALIFORNIA 90065
                                 (213) 258-2777
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                   Copies to:

             BRIAN G. CARTWRIGHT, ESQ.                          D. COLLIER KIRKHAM, ESQ.
                 LATHAM & WATKINS                                CRAVATH, SWAINE & MOORE
         633 WEST FIFTH STREET, SUITE 4000                           WORLDWIDE PLAZA
        LOS ANGELES, CALIFORNIA 90071-2007                          825 EIGHTH AVENUE
                  (213) 485-1234                              NEW YORK, NEW YORK 10019-7475
                                                                     (212) 474-1000

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

                        CALCULATION OF REGISTRATION FEE

- ----------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------
                                                                              PROPOSED
                                                             PROPOSED          MAXIMUM
                                                              MAXIMUM         AGGREGATE       AMOUNT OF
        TITLE OF EACH CLASS OF             AMOUNT TO      OFFERING PRICE      OFFERING      REGISTRATION
      SECURITIES TO BE REGISTERED        BE REGISTERED      PER UNIT(1)       PRICE(1)           FEE
- ----------------------------------------------------------------------------------------------------------
Common Stock, $1 Par Value.............   3,162,500(2)       $23.3125      $73,725,781.25    $25,422.68
- ----------------------------------------------------------------------------------------------------------
Common Stock Purchase Rights(3)........   3,162,500             N/A              N/A             N/A
- ----------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculation of the registration fee in accordance with Rule 457 under the Securities Act of 1933 on the basis of the high and low prices ($23.3125 per share) of the Registrant's Common Stock on the New York Stock Exchange Composite Tape on March 22, 1994.

(2) Includes 412,500 shares which the Underwriters have options to purchase to cover over-allotments, if any.

(3) Rights are evidenced by certificates for shares of Common Stock and automatically trade with such Common Stock. The value attributable to such Rights, if any, is reflected in the market price of the Common Stock.

                            ----------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                             SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED MARCH 24, 1994

PROSPECTUS

                                2,750,000 SHARES

                                   CALMAT CO.

                                  COMMON STOCK

                            ------------------------

     All of the shares of Common Stock of CalMat Co. (the "Company" or "CalMat") offered hereby are being sold by the Company.

     The Common Stock is traded under the symbol "CZM" on the New York Stock Exchange, the Pacific Stock Exchange and the Chicago Stock Exchange. On March 22, 1994, the last sales price of the Common Stock as reported on the New York Stock Exchange was $23 1/4. See "Price Range of Common Stock and Dividends."

     SEE "INVESTMENT CONSIDERATIONS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
   THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
     COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
      PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
      OFFENSE.


- -----------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------
                                       PRICE TO             UNDERWRITING            PROCEEDS TO
                                        PUBLIC               DISCOUNT(1)            COMPANY(2)
- -----------------------------------------------------------------------------------------------------
Per Share.......................       $                     $                      $
- -----------------------------------------------------------------------------------------------------
Total(3)........................       $                     $                      $
- -----------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------


(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $          .

(3) The Company has granted the several Underwriters an option to purchase up to an additional 412,500 shares to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discount and
    Proceeds to Company will be $          , $          , and $          ,
    respectively. See "Underwriting."

                            ------------------------

     The shares are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made
in New York, New York on or about                  , 1994.

                            ------------------------
MERRILL LYNCH & CO.                                          LAZARD FRERES & CO.
                            ------------------------
           The date of this Prospectus is                     , 1994

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices in New York (Seven World Trade Center (Thirteenth Floor), New York, New York 10048) and in Chicago (Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661). Copies of such materials can be obtained at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. The Common Stock of the Company is traded on the New York, Pacific and Chicago Stock Exchanges. Reports and other information concerning the Company can be inspected at the offices of The New York Stock Exchange ("NYSE") (20 Broad Street, New York, New York 10005), the Pacific Stock Exchange ("PSE") (301 Pine Street, San Francisco, California 94104), and the Chicago Stock Exchange ("CSE") (440 South LaSalle Street, Chicago, Illinois 60605).

     The Company has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits thereto, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement and the exhibits and schedules thereto. The Registration Statement, including the exhibits thereto, may be inspected without charge at the principal office of the Commission, 450 Fifth Street, N.W., Washington D.C. 20549, and copies of all or any part thereof may be obtained from such office upon payment of the prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission (File No. 0-1162) are incorporated herein by reference:

          (1) the Company's Annual Report on Form 10-K for the year ended December 31, 1993;

          (2) the Company's Proxy Statement issued in connection with its Annual Meeting of Stockholders to be held on April 27, 1994.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference herein or in any incorporated document. Requests should be directed to Secretary, CalMat Co., 3200 San Fernando Road, Los Angeles, California 90065 (Telephone Number: (213) 258-2777).

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK, PACIFIC OR CHICAGO STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial data appearing elsewhere in this Prospectus. Unless otherwise noted, all information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. See "Underwriting."

                                  THE COMPANY

     CalMat is the sixth largest producer of construction aggregates in the United States and believes it is the largest producer of aggregates and owner of the most extensive aggregates reserves in California. The Company employs a vertically integrated operating strategy which has contributed to it becoming the United States' third largest supplier of hot mix asphalt (the largest such supplier in California) and a supplier of ready mixed concrete. The Company derives significant income from its real estate holdings, consisting primarily of properties originally associated with its aggregates mining operations. The Company's operations are generally located near populous urban centers in the western United States consisting of Los Angeles, San Francisco, San Diego and Orange County, California, Phoenix and Tucson, Arizona and Albuquerque, New Mexico. The Company operates through three business segments: (i) the Concrete and Aggregates Division, which mines, produces and sells construction aggregates and manufactures and distributes ready mixed concrete; (ii) the Asphalt Division, which manufactures and sells hot mix asphalt; and (iii) the Properties Division, which manages CalMat's extensive land holdings and developed properties. The Concrete and Aggregates Division and the Asphalt Division contributed revenues of $173.0 million (48.9%) and $153.9 million (43.5%), respectively, net of intersegment sales, of the Company's total revenues of $353.5 million in 1993.

     The Company believes it has a unique position within the industry as the largest producer of aggregates in California, the most populous state in the country, which consumes more aggregates than any other state in the nation. Since 1985, the Company has expanded its aggregates reserves from 0.6 billion tons and now controls 1.8 billion tons situated in key construction markets in the western United States. The Company believes that its substantial and strategically located reserves have provided it with a long-term competitive advantage as the high cost of land and the lengthy and complicated regulatory process have created significant barriers to entry.

     CalMat was formed in June 1984 through the business combination of Conrock Co. ("Conrock") and California Portland Cement Company ("CPC"). Beginning in 1985, the Company's management began a multi-year program of acquisitions and dispositions to focus the Company on its primary business of producing and selling construction aggregates and discontinued its business of developing industrial and office buildings. By the early 1990s the Company's restructuring program, which included the dispositions of the Company's coal, oil and cement businesses and a major portion of its developed and developable real estate, had been largely completed. During the severe California recession over the past four years, the Company has responded by reducing selling, general and administrative expenses by 14% since 1990. The Company believes it is well positioned to capitalize on an economic turnaround in California and the currently improving economies in New Mexico and Arizona.

     The Company's business strategy is composed of four key elements:

     Focus on Core Businesses. The Company intends to focus on its core business of aggregates (sand and gravel and crushed rock) with a strong complementary position in asphalt and ready mixed concrete. In conjunction with its aggregates business, the Company maintains extensive land holdings in California, New Mexico and Arizona which provide income from rentals, landfills and self storage facilities.

     Maintain Substantial Strategically Located Reserves. The Company intends to maintain substantial permitted reserves in the key geographic markets in which it competes. The high cost of transporting aggregates heavily influences the price to the end user, thus making production and distribution of aggregates a localized business.

     Maintain a Competitive Cost Structure. During the severe California recession over the past four years, the Company has steadily implemented rigorous operating cost and expense reduction measures. The

Company's cost structure should provide significant operating leverage as the Company's business environment improves.

     Expand through Strategic Acquisitions. While the Company focuses on its core businesses within its existing markets, it plans to continue to selectively expand these businesses into complementary geographic markets with attractive growth prospects. The Company will seek to take advantage of strategic acquisitions, on an opportunistic basis, that may arise as the industry continues to consolidate.

     By focusing on this strategy, the Company intends to continue to improve its substantial position in the markets in which it competes and to continue to expand into complementary geographic markets. The construction aggregates industry has and continues to experience significant consolidation, resulting in fewer, larger competitors. Certain factors contributing to this trend include an increasingly stringent regulatory environment, including costly reclamation requirements, and the fact that aggregates production operations have become more capital intensive. In addition, larger producers are able to spread many fixed costs, such as those relating to mining and regulatory expertise, over a larger revenue base which gives them a relative cost advantage. Management believes that industry consolidation will continue in the future.

OPERATING OUTLOOK

     In recent years, the Company's results of operations have been negatively impacted by the severe recession in California. Housing starts in California in 1993 were nearly 65% lower than in 1989, while total construction spending statewide declined approximately 50% over the same period. Consequently, the Company sold 25.4 million tons of construction aggregates in 1993, down from
32.0 million tons in 1989. While the Company's aggregates production volume increased slightly in 1993 as compared to 1992, both private (residential and commercial) and public infrastructure construction must increase before the Company would expect results from operations for 1994 to materially exceed 1993 results, excluding any significant real estate sales.

     On January 17, 1994, a strong earthquake in Los Angeles caused extensive damage to the area's infrastructure and buildings. In the period immediately following the earthquake, the Company experienced a significant increase in business at its Sun Valley landfill operation and some additional sales of construction materials for emergency road repairs and related work. While the impact of the earthquake should be beneficial to the Company's business in the long-term as both private sector and federal relief money under the Federal Emergency Management Agency ("FEMA") is put to work, it is uncertain whether such activity will materially affect the Company's results of operations during 1994. The magnitude and timing of any effects from the earthquake on the Company's future operating results is impossible to predict.

                                  THE OFFERING

Common Stock offered......................  2,750,000 shares
Common Stock outstanding:(1)
  Before the Offering.....................  23,137,640 shares
  After the Offering......................  25,887,640 shares
Use of Proceeds...........................  All of the net proceeds from the sale of the
                                            Common Stock will be used to repay outstanding
                                            indebtedness and for general corporate purposes.
                                            See "Use of Proceeds."
NYSE, PSE and CSE Symbol..................  CZM

- ---------------

(1) Does not include 1,654,110 shares issuable upon the exercise of outstanding stock options as of March 22, 1994. See "Capitalization."

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

                                                                YEAR ENDED DECEMBER 31,
                                            ----------------------------------------------------------------
                                              1993          1992          1991          1990          1989
                                            --------      --------      --------      --------      --------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues..................................  $353,506      $350,260      $378,329      $433,339      $479,977
Costs and expenses excluding special
  charges.................................   338,609       343,452       349,836       403,549       409,239
                                            --------      --------      --------      --------      --------
                                              14,897         6,808        28,493        29,790        70,738
Special charges...........................        --        26,100(b)         --            --            --
Gains from disposal of assets held for
  sale(a).................................        --         1,786         2,929        20,774        39,217
                                            --------      --------      --------      --------      --------
Income (loss) from continuing operations
  before income taxes and cumulative
  effect of change in accounting
  principle...............................    14,897       (17,506)       31,422        50,564       109,955
Federal and state income taxes............     6,600        (7,002)       12,568        20,118        41,807
                                            --------      --------      --------      --------      --------
Income (loss) from continuing operations
  before cumulative effect of change in
  accounting principle....................     8,297       (10,504)       18,854        30,446        68,148
Income from discontinued operations.......        --            --            --         3,089(c)      9,953(c)
Gain on disposition of CPC to a related
  party...................................        --            --            --        47,310(c)         --
Cumulative effect of change in accounting
  principle...............................       919(d)     (6,000)(d)        --            --            --
                                            --------      --------      --------      --------      --------
Net income (loss).........................  $  9,216      $(16,504)     $ 18,854      $ 80,845      $ 78,101
                                            --------      --------      --------      --------      --------
                                            --------      --------      --------      --------      --------
Weighted average number of common and
  common equivalent shares................    23,117        23,242        23,319        28,128        30,978
PER SHARE DATA:
Income (loss) from continuing operations
  before cumulative effect of change in
  accounting principle....................  $   0.36      $  (0.45)(b)  $   0.81      $   1.08      $   2.20
Income from discontinued operations.......        --            --            --          0.11(c)       0.32(c)
Gain on disposition of CPC to a related
  party...................................        --            --            --          1.68(c)         --
Cumulative effect of change in accounting
  principle...............................      0.04(d)      (0.26)(d)        --            --            --
                                            --------      --------      --------      --------      --------
Net income (loss).........................  $   0.40      $  (0.71)     $   0.81      $   2.87      $   2.52
                                            --------      --------      --------      --------      --------
                                            --------      --------      --------      --------      --------
Dividends.................................  $   0.40      $   0.64      $   0.64      $   0.64(e)   $   0.56
                                            --------      --------      --------      --------      --------
                                            --------      --------      --------      --------      --------
OTHER OPERATING DATA:
Depreciation, depletion and
  amortization............................  $ 31,953      $ 30,210      $ 28,802      $ 41,502      $ 45,499
Capital expenditures......................    12,063(f)     32,732        34,461        89,757        63,667
Tons of aggregates shipped................    25,408        25,266        24,941        30,193        32,017
BALANCE SHEET DATA (AT YEAR END):
Total assets..............................  $604,895      $597,240      $597,600      $605,660      $867,121(g)
Working capital...........................    39,863        34,003        43,430        36,100        92,346(g)
Long-term debt............................   109,635       131,129        92,515        93,320       126,671(g)
Stockholders' equity......................   351,046       350,687       383,596       387,189       526,764(g)

                                            (footnotes appear on following page)

(a) Relates to the sale of certain developed or developable real estate properties which were classified as assets held for sale in 1988 due to the Company's decision to discontinue its business of developing industrial and office buildings. No properties are currently classified as assets held for sale. Gains from sales of all other real estate are recorded as revenues.

(b) During 1992, the Company recorded non-cash, pre-tax special charges totaling $26.1 million ($0.68 per share on an after-tax basis) related to the write down of the book value of certain developed real estate ($15.0 million), write downs of excess plant and equipment and severance payments related to the consolidation of certain construction materials operations ($5.4 million) and the write off of certain accumulated costs incurred in connection with seeking permits for additional aggregates sources and for other valuation allowances ($5.7 million).

(c) On September 30, 1990, Onoda California, Inc. ("Onoda"), an indirect, wholly owned subsidiary of Onoda Cement Co. Ltd. of Japan, acquired from the Company all of the outstanding stock of CPC, a wholly owned subsidiary of the Company, in exchange for 5,834,000 shares of the Company's common stock held by Onoda. A non-taxable gain of $49.8 million on this transaction was offset by charges of $2.5 million (net of tax benefits of $1.8 million) related to the decision to dispose of CPC, resulting in a net gain of $47.3 million. Net income attributable to CPC is reflected as income from discontinued operations.

(d) Reflects the cumulative effect to January 1, 1993, to adopt SFAS No. 109, "Accounting for Income Taxes," of $0.9 million, or $0.04 per share, and the cumulative effect to January 1, 1992, to adopt SFAS No. 106, "Employer's Accounting for Post Retirement Benefits Other than Pensions" of $6.0 million, or $0.26 per share.

(e) Excludes a one-time special dividend of $0.10 per share.

(f) During 1993, due to the continued recession in southern California, the Company restricted capital expenditures in order to conserve cash. See "Management's Discussion and Analysis of Results of Operations -- Liquidity and Capital Resources -- Cash Flows."

(g) Includes amounts related to CPC which was disposed of on September 30, 1990.

                           INVESTMENT CONSIDERATIONS

     In addition to the other information in this Prospectus, the following factors should be carefully considered by prospective purchasers of the Company's Common Stock.

GEOGRAPHIC CONCENTRATION

     The Company's facilities and sales are concentrated in southern California, primarily in or near the Los Angeles and San Diego metropolitan areas. For example, in 1993 more than half of the revenues, and approximately two-thirds of the operating profit, of the Concrete and Aggregates and Asphalt Divisions were attributable to sales in southern California. The Company's ability to return to the profitability it enjoyed in 1989 and 1990 will to a significant degree depend on the level of economic growth and construction activity in southern California. Although there are some preliminary indications that southern California is beginning to recover from the severe recession it has experienced since 1990, there cannot be any assurance as to the extent, if any, or timing of any such improvement in economic conditions.

CYCLICALITY

     The Company's Concrete and Aggregates and Asphalt Divisions primarily supply the construction industry. Demand is driven by general construction levels, which in turn reflect economic conditions (including interest rates) and public sector construction spending in the markets in which the Company operates. Accordingly, aggregates, concrete and asphalt sales tend to be cyclical and, due to high transportation costs, are sensitive to changes in economic conditions in the localities near production facilities. Since fixed costs are relatively high, profitability is substantially affected by increases and decreases in sales associated with local and regional business cycles.

SEASONALITY

     Due to the effect of weather on the level of construction in the Company's market, the Company's business is somewhat seasonal, with the second and third quarters generally being the strongest. Unusually good or bad weather, particularly during the first and fourth quarters, can make period to period comparisons of operating results more difficult, as longer term trends may be temporarily offset by weather related factors.

PROPERTIES

     The Company is no longer in the business of developing industrial and office buildings, and, if market conditions improve, will consider selling a substantial portion of its remaining developed properties. The timing of or proceeds from any such sales are uncertain. If such sales do occur, income from the Properties Division would be reduced in future years due to the loss of rental income from the properties involved.

PERMITTING, ENVIRONMENTAL AND OTHER REGULATORY MATTERS

     Obtaining the requisite governmental approvals to develop aggregates reserves and operate existing aggregates, asphalt and ready mixed concrete production facilities requires compliance with a broad range of federal, state and local laws and regulations relating to the environment, health, safety, zoning and other related concerns. In recent years, the regulatory requirements (dealing with such matters as environmental impact reports, land reclamation requirements and endangered species) have become more complex and stringent, and groups and individuals opposed to allowing aggregates production in their localities have been increasingly willing to invoke all aspects of those laws to prevent, delay or obtain economic concessions in connection with proposed or ongoing production activities. In some cases, particularly those involving coastlines, rivers or wetlands, environmental restrictions make it impracticable to attempt to develop sand and gravel deposits (the Company's traditional source of aggregates), thus accelerating a trend towards hard rock quarrying and crushed stone production.

     In addition to the foregoing, some of the Company's operations involve the use of materials that are or in the future may be classified as toxic or hazardous within the meaning of applicable federal and states laws, thus requiring compliance with a variety of reporting, monitoring and disposal requirements. Due to the extremely stringent air quality requirements applicable to certain regions of California in which the Company operates, the Clean Air Act of 1990 will require modifications to the production facilities of a number of the Company's asphalt plants in order to reduce the level of nitrous oxide emissions. Other regulations, such as those dealing with noise, dust and truck traffic, impact the Company's aggregates production operations.

     The Company believes that all its operations are in substantial compliance with all applicable environmental and other laws and regulations. Despite the Company's compliance efforts, risk of environmental liability is inherent in the operation of the Company's businesses, as it is with other companies engaged in similar businesses, and there can be no assurance that environmental liabilities will not have a material adverse effect on the Company in the future.

                                USE OF PROCEEDS

     The net proceeds from the sale of the shares of Common Stock offered hereby are estimated to be approximately $ million. Approximately $ million of the net proceeds will be used to pay down indebtedness outstanding under the Company's revolving credit facilities and repay a bank term loan. As of March 22, 1994 the weighted average interest rate of the borrowings outstanding under the revolving credit facilities was approximately 4.46%. The bank term loan has a floating interest rate which currently is 3.88%. Availability to borrow under the revolving credit facilities expires in 1996 and 1997, and the bank term loan matures in 1996. The balance of the net proceeds will be used for general corporate purposes.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Common Stock is traded under the symbol "CZM" on the New York, Pacific and Chicago Stock Exchanges. The following table sets forth the high and low sales prices of the Common Stock for the quarters indicated as reported on the New York Stock Exchange and the cash dividends declared on the Common Stock during each quarter presented.

                                                             PRICE RANGE        CASH
                                                            -------------     DIVIDENDS
                                                            HIGH     LOW      DECLARED
                                                            ----     ----     ---------
        1992
          First Quarter...................................  $28 5/8  $22 3/4    $0.16
          Second Quarter..................................   28       24         0.16
          Third Quarter...................................   24 1/2   19 3/4     0.16
          Fourth Quarter..................................   25       19 1/2     0.16
        1993
          First Quarter...................................  $22 5/8  $18 1/2    $0.10
          Second Quarter..................................   21 3/8   17 1/2     0.10
          Third Quarter...................................   19       16 1/2     0.10
          Fourth Quarter..................................   22       16 3/8     0.10
        1994
          First Quarter (through March 22, 1994)..........  $25 5/8  $19 3/8    $0.10

     The last reported sales price of the Common Stock on the New York Stock Exchange on March 22, 1994 was $23 1/4. There were 1,368 holders of record of the Common Stock as of March 22, 1994.

     The Company's Board of Directors voted in February 1993 to reduce quarterly cash dividends on the Common Stock to $0.10 per share. The action was taken to maintain operating flexibility and conserve cash until there are clear signs of an economic recovery. Future declarations of dividends on the Common Stock and the amounts thereof will depend on the Company's financial condition, results of operations, capital requirements, debt agreement restrictions and such other factors that the Board of Directors in its business judgment deems relevant.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at December 31, 1993, and as adjusted to give effect to the sale of the Common Stock offered hereby and the application of the net proceeds therefrom. See "Use of Proceeds" and "Description of Capital Stock."

                                                                           DECEMBER 31, 1993
                                                                        ------------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                        --------     -----------
                                                                             (IN THOUSANDS)
Short-term debt (includes current portion of long-term debt).........   $  5,852      $
Long-term debt:
  Bank debt..........................................................     59,000
  Municipal improvement bonds........................................      2,465
  Mortgages and other notes..........................................     13,170
  Senior notes.......................................................     35,000
                                                                        --------     -----------
          Total debt(1)..............................................    115,487
                                                                        --------     -----------
Stockholders' equity:
  Preferred stock, $1 par value; 5,000,000 shares authorized;
     no shares issued or outstanding.................................         --             --
  Common stock, $1 par value; 100,000,000 shares authorized;
     23,109,292 shares issued and outstanding(2).....................     23,109
  Additional paid-in capital.........................................     39,202
  Retained earnings..................................................    288,735        288,735
                                                                        --------     -----------
          Total stockholders' equity.................................    351,046
                                                                        --------     -----------
Total capitalization.................................................   $466,533      $
                                                                        --------     -----------
                                                                        --------     -----------

- ---------------

(1) See Note 5 to the Consolidated Financial Statements included herein.

(2) Does not include 1,679,596 shares issuable upon the exercise of stock options outstanding at December 31, 1993, or 1,019,834 additional shares reserved for issuance upon exercise of options that may be granted in the future under the Company's stock option plans. See "Description of Capital Stock" and Note 6 to the Consolidated Financial Statements included herein.

                       SELECTED QUARTERLY OPERATING DATA

     The following table sets forth unaudited selected quarterly operating data for the periods indicated.

                                                   QUARTER ENDED
                                ---------------------------------------------------    YEAR ENDED
                                MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   DECEMBER 31,
                                ---------   --------   -------------   ------------   ------------
                                                       (IN THOUSANDS)
1993
  Total revenues..............   $62,042    $96,444      $ 100,432       $ 94,588       $353,506
  Gross profit(a).............     6,600     21,966         21,098         15,529         65,193
1992
  Total revenues..............   $67,344    $97,272      $ 102,849       $ 82,795       $350,260
  Gross profit(a).............     8,516     18,563         20,120         11,381         58,580

- ---------------

(a) Gross profit reflects total revenues net of cost of products sold and operating expenses.

                                  THE COMPANY

     CalMat is the sixth largest producer of construction aggregates in the United States and believes it is the largest producer of aggregates and owner of the most extensive aggregates reserves in California. The Company employs a vertically integrated operating strategy which has contributed to it becoming the United States' third largest supplier of hot mix asphalt (the largest such supplier in California) and a supplier of ready mixed concrete. The Company derives significant income from its real estate holdings, consisting primarily of properties originally associated with its aggregates mining operations.

     The Company's operations are generally located near populous urban centers in the western United States consisting of Los Angeles, San Francisco, San Diego and Orange County, California, Phoenix and Tucson, Arizona and Albuquerque, New Mexico. The Company operates through three business segments: (i) the Concrete and Aggregates Division, which mines, produces and sells construction aggregates and manufactures and distributes ready mixed concrete; (ii) the Asphalt Division, which manufactures and sells hot mix asphalt; and (iii) the Properties Division, which manages CalMat's extensive land holdings and developed properties. The Concrete and Aggregates Division and the Asphalt Division contributed revenues of $173.0 million (48.9%) and $153.9 million (43.5%), respectively, net of intersegment sales, of the Company's total revenues of $353.5 million in 1993.

     The Company believes it has a unique position within the industry as the largest producer of aggregates in California, the most populous state in the country, which consumes more aggregates than any other state in the nation. According to 1990 U.S. Census Bureau estimates, over 29 million people live in California, CalMat's primary market, and, by the year 2000, the population in this region is expected to grow to over 33 million. Since 1985 the Company has expanded its aggregates reserves from 0.6 billion tons and now controls 1.8 billion tons situated in key construction markets in the western United States. The Company believes that its substantial and strategically located reserves have provided it with a long-term competitive advantage as the high cost of land and the lengthy and complicated regulatory process have created significant barriers to entry. The Company's service to its customers is enhanced by its plentiful reserves, convenient locations and production capacity, which help ensure timely delivery and an uninterrupted supply of product.

     CalMat was formed in June 1984 through the business combination of Conrock and CPC. Beginning in 1985, the Company's management began a multi-year program of acquisitions and dispositions to focus the Company on its primary businesses of producing and selling construction aggregates. As part of this program, the Company sold its oil and coal businesses in 1985 and disposed of its cement operations in 1990. During this same period, the Company increased its ownership to 100% in what is now its Asphalt Division and made a number of acquisitions that strategically fit within its core businesses of aggregates, ready mixed concrete and asphalt. In addition, in 1988 the Company redirected the emphasis of its real estate operations from the capital-intensive construction of buildings to activities more narrowly focused on the management and master planning of its properties from the mining cycle through the leasing or selling of property after reclamation. By the early 1990s the Company's restructuring program, which included the dispositions of the Company's coal, oil and cement businesses and a major portion of its developed and developable real estate, had been largely completed. During the severe California recession over the past four years, the Company has responded by reducing selling, general and administrative expenses by 14% since 1990. The Company believes it is well positioned to capitalize on an economic turnaround in California and the currently improving economies in New Mexico and Arizona.

STRATEGY

     The Company's business strategy is composed of four key elements:

     Focus on Core Businesses. The Company intends to focus on its core business of aggregates (sand and gravel and crushed rock) with a strong complementary position in asphalt and ready mixed concrete. Aggregates are basic materials for which no economic substitutes exist and which are required by virtually all types of construction. The Company not only supplies aggregates to a wide variety of customers but also employs a vertically integrated operating strategy utilizing its aggregates in the production of hot mix asphalt (consisting of 95% aggregates) and ready mixed concrete (consisting of 80% aggregates). In conjunction with its aggregates business, the Company maintains extensive land holdings in California, New Mexico and Arizona which provide income from rentals, landfills and self storage facilities.

     Maintain Substantial Strategically Located Reserves. The Company intends to maintain substantial permitted reserves in the key geographic markets in which it competes. The high cost of transporting aggregates heavily influences the price to the end user, thus making production and distribution of aggregates a localized business. The proximity of CalMat's mining operations to major urban centers along with the Company's extensive, permitted reserves at these locations should enable it to respond quickly and efficiently to growing demand for construction aggregates once the currently depressed California economy improves. In March 1994, the Company added to its strategic aggregates base by acquiring the mining rights to approximately 17 million tons of permitted rock and sand located at Irvine Lake in Orange County, California, where commercial aggregates production is expected to commence in 1994. In addition, the Company permitted more than 50 million tons of sand and gravel near San Bernardino, California in 1993 which should allow the Company to meet its needs in that region for several decades.

     Maintain a Competitive Cost Structure. During the severe California recession over the past four years, the Company has steadily implemented rigorous operating cost and expense reduction measures. These have included cutting selling, general and administrative expenses by 14%, reducing the work force by 11% and closing and consolidating several production facilities since the end of 1990. The Company's cost structure should provide significant operating leverage as the Company's business environment improves.

     Expand through Strategic Acquisitions. While the Company focuses on its core businesses within its existing markets, it plans to continue to selectively expand these businesses into complementary geographic markets with attractive growth prospects. The Company will seek to take advantage of strategic acquisitions, on an opportunistic basis, that may arise as the industry continues to consolidate. For example, in December 1992, the Company acquired The Jamieson Company, a privately held, leading aggregates producer in the San Francisco Bay area. The acquisition not only allowed CalMat to expand its aggregates business into the growing San Francisco Bay area but also complemented the Company's existing asphalt operations in that market. Although the Company has an on-going program to develop and evaluate acquisition opportunities and continually considers possible acquisition targets, the Company has no acquisitions presently pending.

     By focusing on these strategies, the Company intends to continue to improve its substantial position in the markets in which it competes and to continue to expand into complementary geographic markets. The construction aggregates industry has and continues to experience significant consolidation, resulting in fewer, larger competitors. Certain factors contributing to this trend include an increasingly stringent regulatory environment, including costly reclamation requirements, and the fact that aggregates production operations have become more capital intensive. In addition, larger producers are able to spread many fixed costs, such as those relating to mining and regulatory expertise, over a larger revenue base which gives them a relative cost advantage. Management believes that industry consolidation will continue in the future.

     The Company, a Delaware corporation, maintains its principal executive offices at 3200 San Fernando Road, Los Angeles, California. Its telephone number is (213) 258-2777. Unless the context otherwise requires, all references to the "Company" or "CalMat" include the Company and its subsidiaries.

CONCRETE AND AGGREGATES DIVISION

     The Concrete and Aggregates Division produces and sells construction aggregates (sand and gravel and crushed rock) and supplies ready mixed concrete for use in most types of construction including homes, schools, shopping centers, office buildings and industrial parks as well as roads, freeways, bridges, dams and rail-based transit systems. Projects to which the Company is currently supplying aggregates include a remote aircraft parking facility at the Los Angeles International Airport, airport runway reconstruction at the John Wayne International Airport in Orange County, California, State Farm Insurance's Regional Office in Bakersfield, California, a major Intel Corporation complex in Albuquerque, New Mexico and several projects related to the expansion of the Sky Harbor International Airport in Phoenix, Arizona.

     The Division operates aggregates processing plants at 34 locations primarily in Los Angeles, San Francisco, San Diego and Orange County, California, in Phoenix and Tucson, Arizona, and in Albuquerque, New Mexico. Plants at three of these locations have been temporarily idled but are expected to return to operation when demand increases. The Division operates 19 plants in southern California, and the Company believes it is the largest supplier of construction aggregates to the greater Los Angeles area. During 1993 the Company sold 25.4 million tons of aggregates, representing less than half of the Company's annual maximum production capacity.

     As of December 31, 1993, the Company had approximately 1.8 billion tons of estimated aggregates reserves, located near the major urban centers of the markets it serves. The Company owns (or has long-term leases for) all of the properties on which its reserves are located, and in all cases the Company obtains permits from various governmental authorities prior to the commencement of its mining activities. Approximately 70% of the Company's total reserves are either fully permitted or in the process of being permitted. As is typical of major aggregates producers with a number of production facilities, the currently permitted reserves at the Company's quarries, expressed in terms of years of production at historical rates, varies widely, in the Company's case from approximately two to three years at several older facilities to in excess of 20 years at many others. The Company has permitting or alternative production plans to deal with all of its sites where reserves could be depleted in less than 10 years, and believes that its current reserves position provides it with a significant long-term competitive advantage.

     To further assure sufficient reserves and adequate facilities to meet future demand, CalMat continues to add new aggregates reserves. In March 1994 the Company added to its strategic aggregates base by acquiring the mining rights to approximately 17 million tons of permitted rock and sand located at Irvine Lake in Orange County, California where commercial aggregates production is expected to commence in 1994. In addition, the Company permitted more than 50 million tons of sand and gravel near San Bernardino, California in 1993 which should allow the Company to meet its needs in that region for several decades.

     In December 1992, the Company acquired substantially all of the assets of The Jamieson Company, a privately-held aggregates producer located in Pleasanton, California. This acquisition, which includes approximately 100 million tons of permitted reserves, enabled the Company to expand its aggregates business into the growing San Francisco Bay area and complemented the Company's existing asphalt operations in that market.

     The Division also operates 28 ready mixed concrete batch plants, generally at locations adjacent to the Division's aggregates processing plants (with the exception of the Los Angeles and San Francisco areas, where the Company does not produce ready mixed concrete). Ready mixed concrete consists by volume of approximately 80% aggregates and 20% cement, water and other. The Company's fleet of approximately 375 mixer trucks delivers ready mixed concrete to the customer's job site. The Company has vertically integrated into the ready mixed concrete business primarily in those geographic areas where it has been necessary from a competitive standpoint to provide an outlet for the Company's aggregates production.

     The Division has numerous competitors in each of its markets, but generally has fewer competitors in the aggregates market than in the ready mixed concrete market. A majority of the ready mixed concrete business is obtained by competitive bid. In addition to competitive pricing, the Division's other methods of meeting competition include providing higher levels of service and higher quality products to its customers. Most of the Company's aggregates are delivered to customers by third-party truckers. The Division consumes a portion of its aggregates production in the manufacturing of ready mixed concrete, and supplies a portion of its production to the Asphalt Division for use in the production of hot mix asphalt. Other sources of raw materials, such as cement used in ready mixed concrete, are readily available.

ASPHALT DIVISION

     CalMat's Asphalt Division is the third largest supplier of hot mix asphalt to the construction industry nationwide and believes it is the largest such supplier in California. The Company produces and supplies asphalt and related specialty products. Unlike some asphalt producers, the Company does not undertake paving work, and thus does not compete with its customers, which are principally contractors engaged in the paving business.

     The Division's primary source of revenue is from sales of hot mix asphalt. Hot mix asphalt consists by volume of approximately 95% aggregates and 5% liquid asphalt (a petroleum refining by-product). The Division currently operates asphalt plants in 36 locations primarily in metropolitan Los Angeles, San Diego and Orange County and the San Francisco Bay and San Joaquin Valley areas of California, as well as Phoenix and Tucson, Arizona, and Albuquerque, New Mexico. Of the 36 locations, 21 are sites which also have aggregates-processing plants operated by the Concrete and Aggregates Division. This proximity provides the Company with a competitive advantage in those markets due to the availability of aggregates and transportation cost savings. At all other asphalt plants, more than one source of aggregates is available, and at all asphalt plants, more than one source of liquid asphalt is available.

     In addition, the Division operates nine asphalt recycling systems at its major plants which recover aggregates and oil from asphalt that has been salvaged from roads and other surfaces. Used in the production of new asphalt paving, the recovered aggregates and oil offer substantial cost savings, strengthen the Company's ability to secure public projects, and provide a high return on investment. Three additional recycling systems are planned for 1994.

     The Division manufactures related specialty products including GUARDTOP(R), a coating material used for sealing asphalt paving to prevent water damage and surface erosion, and under a license agreement the Division is the exclusive distributor in metropolitan Los Angeles of a polypropylene reinforcing fabric used in the resurfacing of pavement. The Division also maintains a fleet of paving machines and specialty paving equipment which it rents, along with qualified operators, to contractors. The Division has more than one competitor in each of its markets and has several competitors in most of its markets. The Division competes for business through price, quality and service to customers.

PROPERTIES DIVISION

     The Properties Division manages the Company's extensive holdings of over 34,000 owned and leased acres and is responsible for land acquisitions, permitting, reclamation, sales and leasing activities. Due to economies of scale and the Company's experience and expertise in the permitting process, the Company believes it has a significant advantage over most of its smaller competitors in obtaining permits for its mining and other operations. CalMat maintains substantial property holdings near the major urban centers of the markets it serves and leases land containing aggregates reserves prior to commencement of mining activities. During 1993, approximately 120 leases covering more than 1,200 acres were in effect. These leaseholds were used for farming, storage locations and other uses.

     CalMat's land management cycle includes acquiring property, developing a master plan, obtaining land use entitlements, extracting aggregates, and then reclaiming the mined property and preparing it for development. The Company has generally been able to recycle previously mined properties due in part to the efforts of its land management professionals. CalMat reclaims land for a wide variety of uses such as agriculture, native habitat restoration, water conservation and commercial, residential and industrial development. Reclaimed property may be subdivided into lots and sold to developers after obtaining the necessary zoning and permits.

     As part of the Company's restructuring in 1988, the Company decided to discontinue its business of developing industrial and office buildings. Since that time, the Company has sold 30 industrial buildings (totalling approximately
1.5 million square feet). As market conditions permit, the Company intends to dispose of its remaining commercial and industrial developments except for certain industrial buildings which serve to buffer the Company's mining and production operations. The Company currently owns approximately 1.1 million square feet of commercial and industrial buildings, approximately 550,000 square feet of which are located in close proximity to aggregates mining sites and buffer the adjacent mining and processing operations. The Company currently operates 4 landfills and expects to develop 3 additional landfill sites in 1994 and 1995. All of the Company's existing and planned landfills are designed and have permits to accept only non-hazardous construction rubble.

SELECTED BUSINESS SEGMENT OPERATING DATA

     The table below sets forth selected operating data of the Company's principal business segments. Total revenues by segment include both sales to unaffiliated customers, as reported in the Company's consolidated statements of operations, and intersegment sales. Income before income taxes by segment represents total revenues, less direct operating expenses, segment selling, general and administrative expenses, and certain allocated corporate, general and administrative expenses. Corporate and unallocated expenses include corporate administrative expenses and support expenses not allocated to business segments. The results of CPC, which was sold in 1990, are excluded from the information set forth below.

                                                        YEAR ENDED DECEMBER 31,
                                      ------------------------------------------------------------
                                        1993         1992         1991         1990         1989
                                      --------     --------     --------     --------     --------
                                                             (IN THOUSANDS)
REVENUES:
Asphalt.............................  $153,862     $146,457     $168,477     $184,722     $185,832
Concrete and Aggregates.............   201,117      205,650      203,646      256,188      284,910
Properties..........................    23,641       22,038       29,327       19,152       31,370
Corporate and other.................     3,012        2,525        3,831        3,314        4,686
Intersegment sales..................   (28,126)     (26,410)     (26,952)     (30,037)     (26,821)
                                      --------     --------     --------     --------     --------
          Total.....................  $353,506     $350,260     $378,329     $433,339     $479,977
                                      --------     --------     --------     --------     --------
                                      --------     --------     --------     --------     --------
INCOME BEFORE INCOME TAXES:
Asphalt.............................  $  8,790     $ 10,974     $ 21,081     $ 21,059     $ 33,333
Concrete and Aggregates.............    10,524        1,267        8,091       20,574       35,889
Properties..........................     8,815        8,996       15,527        3,947       16,783
Corporate and unallocated expenses,
  net...............................   (14,434)     (15,626)     (18,683)     (19,235)     (18,130)
Other income........................     1,202        1,197        2,477        3,445        2,863
Special charges.....................        --      (26,100)          --           --           --
Gains from disposal of assets held
  for sale..........................        --        1,786        2,929       20,774       39,217
                                      --------     --------     --------     --------     --------
          Total.....................  $ 14,897     $(17,506)    $ 31,422     $ 50,564     $109,955
                                      --------     --------     --------     --------     --------
                                      --------     --------     --------     --------     --------

                                    INDUSTRY

BACKGROUND AND DEMAND FOR AGGREGATES

     Aggregates, which include sand, gravel and crushed rock, are fundamental materials used in virtually all types of construction. Sand and gravel are mined from alluvial deposits which are typically found in dry river and lake beds and are the result of millions of years of erosion. These types of deposits are relatively easy to mine but have come under increasing pressure from environmentalists and governmental regulators due to the proximity of these deposits to water sources. Recognizing this trend, the Company is developing hard rock mining operations in order to supplement existing alluvial sources.

     Aggregates are present in abundant quantities throughout the western United States; however, the high cost of transporting aggregates heavily influences the overall price to the end user, thus tending to make production and distribution a very localized business. For example, the cost of delivering aggregates ten miles is typically one-third of the f.o.b. selling price. As a result, the industry has historically been highly fragmented and includes many small local operators. The Company concentrates its operations close to major urban centers including Los Angeles, San Francisco, San Diego and Orange County, California, Phoenix and Tucson, Arizona and Albuquerque, New Mexico which have limited sites available for aggregates production. The Company believes this proximity, coupled with the Company's experience and expertise in obtaining mining permits, has provided it with a long-term competitive position with substantial barriers to potential entrants.

     Because the principal consumers of aggregates are in the construction industry, demand for aggregates is driven by general construction activity levels, which in turn are influenced to a large extent by regional economic conditions and public sector construction spending. Beyond this cyclicality, demand for aggregates is also somewhat seasonal because of the impact of weather conditions on construction activity. Sales are generally strongest in the second and third calendar quarters, when construction is at its peak, and tend to be weaker in the fourth quarter and weakest in the first quarter due to construction delays caused by the rainy winter season.

     The majority of the Company's aggregates business is conducted within California, where demand for aggregates is divided between public and private consumption. Historically, private sector construction spending within California has far exceeded public construction spending; however, the Company believes that public construction projects often utilize a higher percentage of aggregates per construction dollar spent than private projects. In recent years, California total aggregates production has declined to a lesser degree than total construction activity statewide.

     The table below sets forth total aggregates production for California over the past twelve years.

                        CALIFORNIA AGGREGATES PRODUCTION
                             (IN MILLIONS OF TONS)

1982                                               109.6
1983                                               126.6
1984                                               141.0
1985                                               154.0
1986                                               166.9
1987                                               185.9
1988                                               191.0
1989                                               193.2
1990                                               174.7
1991                                               147.7
1992                                               153.7
1993                                               150.6

               Source: U.S. Bureau of Mines.

     Aggregates production in Arizona and New Mexico following the recession rebounded sharply to 61 million tons in 1993 after bottoming in 1991 at 42 million tons.

     Private sector construction spending, which includes both residential and commercial construction, is closely tied to the economic cycle, availability of credit and shifts in demand, which have historically resulted in greater cyclical swings than public spending. Consequently, during the recession which began in 1990, California residential and commercial construction spending declined more significantly than public construction spending. Total residential and commercial construction spending in California was approximately $21 billion in 1993, down approximately 55% from the peak level of $46 billion reached in 1989 (in constant 1993 dollars).

     The table below sets forth the total private (residential and commercial) construction spending in California over the past twelve years.

                        CALIFORNIA PRIVATE CONSTRUCTION
                     (IN CONSTANT 1993 DOLLARS IN BILLIONS)

1982                                               20.60
1983                                               28.62
1984                                               33.90
1985                                               37.73
1986                                               42.79
1987                                               40.48
1988                                               45.59
1989                                               45.82
1990                                               35.20
1991                                               25.66
1992                                               23.43
1993                                               20.46

      Source: Construction Industry Research Board.

     Spending on public infrastructure is closely related to the availability of government funding and has been much less cyclical than private construction spending. The Federal Intermodal Surface Transportation Efficiency Act of 1991 ("ISTEA"), which authorized an approximately $150 billion, six-year infrastructure spending program, could provide a catalyst for growth in public spending over the coming years. Under the guidelines of the ISTEA, states are required to provide matching funds ranging from 10% to 50% of the project costs, depending on the type of construction project and the year the project is implemented.

     The table below sets forth the total public sector construction spending in California over the past twelve years.

                         CALIFORNIA PUBLIC CONSTRUCTION
                     (IN CONSTANT 1993 DOLLARS IN BILLIONS)

1982                                                3.10
1983                                                3.46
1984                                                3.11
1985                                                4.85
1986                                                4.90
1987                                                4.62
1988                                                5.80
1989                                                5.35
1990                                                5.12
1991                                                6.51
1992                                                5.85
1993                                                6.12

      Source: Construction Industry Research Board.

TRENDS

     Over the past decade, complying with the regulatory environment under which the Company operates has become considerably more burdensome and expensive. With regard to activities at existing mines, operators must adhere to various regulations, including those requiring reclamation of depleted mines, noise limitations, wetlands protection, safety regulations and restrictions on dust emissions. With respect to the permitting and approval process, approval of new sites may require, among other things, general plan amendments, zoning changes and conditional use permits, as well as mining, reclamation and air and water emission plans and permits. Obtaining such permits from the responsible governmental agencies may require the development of environmental impact reports or statements, endangered species surveys and other plans and studies. In addition, proposed new facilities often face community opposition based on concerns over noise, visual aesthetics, dust emissions and increased volumes of truck traffic. Citizen groups frequently engage in extended litigation regarding these issues, and obtaining needed approvals from local governments requires sophisticated and effective community relations programs. In addition, those seeking new permits may be required to acquire or donate large tracts of property to serve as buffers between a new quarry site and neighboring communities.

     The difficult regulatory situation tends to discourage new, smaller entrants who do not possess the legal expertise or financial resources to cope with the lengthy and uncertain permitting process. The Company believes that, while these environmental and regulatory guidelines increase the cost of doing business, at the same time these challenges must be confronted by all of its competitors, many of which may not have the same financial and technical resources as the Company. While a large number of producers remain, there has been a trend in recent years toward consolidation within the industry, owing in large part to the burden and expense of complying with environmental and other regulations. Larger producers, such as the Company, are able to spread many fixed costs, such as those relating to mining and regulatory expertise, over a larger production volume. As a result, the Company believes that it has certain competitive advantages over most smaller producers.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The information set forth below, except for tons of aggregates shipped, is derived from the audited consolidated financial statements of the Company and notes thereto which have been audited by Coopers & Lybrand, independent auditors. The audited consolidated balance sheets at December 31, 1993 and 1992, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1993 are included elsewhere in this Prospectus. The selected consolidated financial information presented below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the audited financial statements and related notes thereto appearing elsewhere in this Prospectus.

                                                                                 YEAR ENDED DECEMBER 31,
                                                         ------------------------------------------------------------------------
                                                           1993            1992            1991            1990            1989
                                                         --------        --------        --------        --------        --------
                                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
Net sales and operating revenues...................      $348,413        $347,282        $364,943        $428,916        $462,466
Gains on sale of real estate(a)....................         2,081             453           9,555           1,109          12,825
Other income.......................................         3,012           2,525           3,831           3,314           4,686
                                                         --------        --------        --------        --------        --------
        Total revenues.............................       353,506         350,260         378,329         433,339         479,977
                                                         --------        --------        --------        --------        --------
Costs and expenses:
Cost of products sold and operating expenses.......       288,313         291,680         292,475         343,653         350,277
Selling, general and administrative expenses.......        41,492          44,290          47,716          48,244          48,073
Interest expense...................................         6,465           7,073           8,587          11,306           9,741
Other expenses.....................................         2,339             409           1,058             346           1,148
Special charges....................................            --          26,100(b)           --              --              --
                                                         --------        --------        --------        --------        --------
        Total costs and expenses...................       338,609         369,552         349,836         403,549         409,239
                                                         --------        --------        --------        --------        --------
Gains from disposal of assets held for sale(a).....            --           1,786           2,929          20,774          39,217
                                                         --------        --------        --------        --------        --------
Income (loss) from continuing operations before
  income taxes and cumulative effect of change in
  accounting principle.............................        14,897         (17,506)         31,422          50,564         109,955
Federal and state income taxes.....................         6,600          (7,002)         12,568          20,118          41,807
                                                         --------        --------        --------        --------        --------
Income (loss) from continuing operations before
  cumulative effect of change in accounting
  principle........................................         8,297         (10,504)         18,854          30,446          68,148
Income from discontinued operations................            --              --              --           3,089(c)        9,953(c)
Gain on disposition of CPC to a related party......            --              --              --          47,310(c)           --
Cumulative effect of change in accounting
  principle........................................           919(d)       (6,000)(d)          --              --              --
                                                         --------        --------        --------        --------        --------
Net income (loss)..................................      $  9,216        $(16,504)       $ 18,854        $ 80,845        $ 78,101
                                                         --------        --------        --------        --------        --------
                                                         --------        --------        --------        --------        --------
Weighted average number of common and common
  equivalent shares................................        23,117          23,242          23,319          28,128          30,978

PER SHARE DATA:
Income (loss) from continuing operations before
  cumulative effect of change in accounting
  principle........................................      $   0.36        $  (0.45)(b)    $   0.81        $   1.08        $   2.20
Income from discontinued operations................            --              --              --            0.11(c)         0.32(c)
Gain on disposition of CPC to a related party......            --              --              --            1.68(c)           --
Cumulative effect of change in accounting
  principle........................................          0.04(d)        (0.26)(d)          --              --              --
                                                         --------        --------        --------        --------        --------
Net income (loss)..................................      $   0.40        $  (0.71)       $   0.81        $   2.87        $   2.52
                                                         --------        --------        --------        --------        --------
                                                         --------        --------        --------        --------        --------
Dividends..........................................      $   0.40        $   0.64        $   0.64        $   0.64(e)     $   0.56
                                                         --------        --------        --------        --------        --------
                                                         --------        --------        --------        --------        --------
OTHER OPERATING DATA:
Depreciation, depletion and amortization...........      $ 31,953        $ 30,210        $ 28,802        $ 41,502        $ 45,499
Capital expenditures...............................        12,063(f)       32,732          34,461          89,757          63,667
Tons of aggregates shipped.........................        25,408          25,266          24,941          30,193          32,017

BALANCE SHEET DATA (AT YEAR END):
Total assets.......................................      $604,895        $597,240        $597,600        $605,660        $867,121(g)
Working capital....................................        39,863          34,003          43,430          36,100          92,346(g)
Long-term debt.....................................       109,635         131,129          92,515          93,320         126,671(g)
Stockholders' equity...............................       351,046         350,687         383,596         387,189         526,764(g)

                                            (footnotes appear on following page)

- ---------------

(a) Relates to the sale of certain developed or developable real estate properties which were classified as assets held for sale in 1988 due to the Company's decision to discontinue its business of developing industrial and office buildings. No properties are currently classified as assets held for sale. Gains from sales of all other real estate are recorded as revenues under the caption "Gains on sale of real estate."

(b) During 1992, the Company recorded non-cash, pre-tax special charges totaling $26.1 million ($0.68 per share on an after-tax basis) related to the write down of the book value of certain developed real estate ($15.0 million), write downs of excess plant and equipment and severance payments related to the consolidation of certain construction materials operations ($5.4 million) and the write off of certain accumulated costs incurred in connection with seeking permits for additional aggregates sources and for other valuation allowances ($5.7 million).

(c) On September 30, 1990, Onoda, an indirect, wholly owned subsidiary of Onoda Cement Co. Ltd. of Japan, acquired from the Company all of the outstanding stock of CPC, a wholly owned subsidiary of the Company, in exchange for 5,834,000 shares of Company's common stock held by Onoda. A non-taxable gain of $49.8 million on this transaction was offset by charges of $2.5 million (net of tax benefits of $1.8 million) related to the decision to dispose of CPC, resulting in a net gain of $47.3 million. Net income attributable to CPC is reflected as income from discontinued operations.

(d) Reflects the cumulative effect to January 1, 1993, to adopt SFAS No. 109, "Accounting for Income Taxes," of $0.9 million, or $0.04 per share, and the cumulative effect to January 1, 1992, to adopt SFAS No. 106, "Employer's Accounting for Post Retirement Benefits Other than Pensions" of $6.0 million, or $0.26 per share.

(e) Excludes a one-time special dividend of $0.10 per share.

(f) During 1993, due to the continued recession in southern California, the Company restricted capital expenditures in order to conserve cash. See "Management's Discussion and Analysis of Results of Operations -- Liquidity and Capital Resources -- Cash Flows."

(g) Includes amounts related to CPC which was disposed of on September 30, 1990.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     The Arizona and New Mexico markets where the Company operated showed definite signs of recovery in 1993. California, however, experienced its fourth straight year of significant decline in residential and non-residential construction activity. Unit sales volumes for the Company's hot-mix asphalt increased in 1993, however, the higher cost of purchased liquid asphalt more than offset the improved sales volumes resulting in lower earnings for the year. The Concrete and Aggregates Division experienced higher prices and lower costs resulting in a significant increase in earnings in 1993. The Properties Division earnings for 1993 were slightly lower than in 1992, largely due to lower income from landfill operations. The Company reported net income of $9.2 million, or $0.40 per share, for the year ended December 31, 1993, which includes an after-tax credit of $0.9 million, or $0.04 per share, resulting from the adoption of the new accounting standard for accounting for income taxes and a provision to income tax expense of $0.7 million, or $0.03 per share, to adjust deferred taxes due primarily to the recent increase in the federal tax rate. Excluding these items, earnings for 1993 would have been $9.0 million, or $0.39 per share. The net loss reported of $16.5 million, or $0.71 per share, for the year ended December 31, 1992, includes after-tax charges totaling $21.8 million, or $0.94 per share. These after-tax charges consisted of $6.0 million, or $0.26 per share, arising from the adoption of the new accounting standard for postretirement benefits other than pensions, $9.0 million, or $0.39 per share, to write down the book value of certain developed real estate and $6.7 million, or $0.29 per share, related to consolidation of certain construction material operations. Excluding these charges, earnings for the year would have been $5.3 million, or $0.23 per share.

REVENUES AND EARNINGS

  Consolidated

     Total revenues amounted to $353.5 million, $350.3 million and $378.3 million in 1993, 1992 and 1991, respectively. Net sales and operating revenues, which excludes gains on sale of real estate and other income, of $348.4 million in 1993 were up slightly from $347.3 million in 1992. Net sales and operating revenues were down $17.7 million, or 4.8%, in 1992 compared with 1991, the decrease occurring in the Asphalt Division, which was down 13.1%. Total revenues includes gains from ongoing land sales of $2.1 million, $0.5 million and $9.6 million in 1993, 1992 and 1991, respectively. Cost of goods sold on a consolidated basis as a percentage of net sales and operating revenues declined to 82.8% in 1993 compared with 84.0% in 1992, mainly due to higher average unit prices and a change in product mix in the Concrete and Aggregates Division offset by higher average costs in the Asphalt Division. This percentage was 80.1% in 1991.

     Income (loss) before incomes taxes and cumulative effect of change in accounting principle was $14.9 million in 1993, up from a loss of $17.5 million in 1992, which in turn was down from income of $31.4 million in 1991. The 1992 amount includes special charges of $26.1 million related to the consolidation of certain construction materials operations ($11.1 million) and to write down the book value of certain developed real estate ($15.0 million). Excluding these special charges, income (loss) before income taxes and cumulative effect of change in accounting principle increased 73.3% to $14.9 million compared with $8.6 million for 1992. This increase consists primarily of improved earnings of the Concrete and Aggregates Division of $9.3 million offset by a $2.2 million decrease in earnings of the Asphalt Division. Excluding special charges, income
(loss) before income taxes and cumulative effect of change in accounting principle would have been $8.6 million in 1992 compared with $31.4 million in 1991. This drop consists primarily of declines in earnings of the Asphalt Division and the Concrete and Aggregates Division of $10.1 million and $6.8 million, respectively, and $9.1 million less in gains from land sales.

     Selling, general and administrative expenses decreased $2.8 million, or 6.3%, in 1993 compared with 1992, which in turn was reduced 7.2% from the 1991 level. This reflects management's continuing efforts to reduce these expenses. During the past three years, the Company has reduced selling, general and administrative expenses by $6.8 million, or 14.0%.

     The effective tax rate in 1993 increased to 44.3% as compared with 40.0% in 1992 and 1991. Excluding the adjustment to deferred taxes in 1993 to account for the increase in the federal tax rate, the effective tax rate was 36.7%. The decrease compared with 1992 and 1991 is due primarily to the benefit of percentage depletion.

  Asphalt Division

     The Asphalt Division's principal business involves the production and sale of hot-mix asphalt. Hot-mix asphalt is comprised physically of approximately 95% aggregates (sand and gravel) and 5% liquid asphalt. In 1993, aggregates and liquid asphalt represented approximately 39% and 36% of the total production costs, respectively. The division has plants at 36 locations in metropolitan Los Angeles and San Diego, the San Francisco Bay and San Joaquin Valley areas of California; Phoenix and Tucson, Arizona; and Albuquerque, New Mexico. Of the 36 locations, 21 are sites which also have aggregates processing plants and/or ready mixed concrete plants operated by the Concrete and Aggregates Division.

     Division revenues of $153.9 million were up $7.4 million, or 5.1%, from 1992's revenues of $146.5 million, which in turn were down $22.0 million, or 13.1%, from 1991's revenues of $168.5 million. The increase in 1993 resulted from higher prices and higher volume, while the reduction in 1992 was due to lower prices and lower volume. Income from operations dropped to $8.8 million in 1993 from $11.0 million in 1992, which in turn dropped from $21.1 million in 1991.

     Unit sales volume of hot-mix asphalt was 7,830,000 tons in 1993, up 4.8% from 7,474,000 tons sold in 1992, which in turn was down 9.3% from 1991's volume of 8,241,000 tons. Substantially all of the volume improvement in 1993 occurred during the fourth quarter and was, in part, a result of less rainfall during the current year's fourth quarter.

     A slight increase in average sales prices and a 4.8% increase in unit sales volume was more than offset by the higher cost of purchased liquid asphalt during 1993, resulting in a 9.1% decline in gross profit per ton. Selling, general and administrative expenses increased 3.6% in 1993 due primarily to management's decision to further strengthen bad debt reserves. Competitive pricing in the division's primary markets during 1992 resulted in a drop in prices in excess of a slight reduction in costs versus 1991. The resulting gross profit per ton dropped 23.2%. Selling, general and administrative expenses increased 4.3% in 1992 compared with 1991 due primarily to wage increases and increased corporate support costs. Between 6.0% and 9.0% of the division's total gross profit was from the miscellaneous products and services category during 1993, 1992 and 1991.

  Concrete and Aggregates Division

     The Concrete and Aggregates Division produces and sells construction aggregates and supplies ready mixed concrete for use in commercial and residential construction, public construction projects and projects to build, expand and repair roads and highways. The division operates aggregates processing plants at 34 locations in the major markets of southern and central California, the San Francisco Bay area; Phoenix and Tucson, Arizona; and Albuquerque, New Mexico. Ready mixed concrete batch plants are operated at 28 locations in these markets except for the Los Angeles and San Francisco Bay areas. Of the 28 ready mixed concrete locations, 15 are sites which also have aggregates processing plants.

     The overall decline in construction activity in southern California in residential and non-residential building in recent years continues to have a negative impact on the Concrete and Aggregates Division's volumes compared to historical levels. However, as shown in the following table, 1993 aggregates volumes increased slightly from 1992 due primarily to volumes of the San Francisco Bay Area operations which were acquired in December, 1992. Volumes in 1992 increased slightly from 1991, due primarily to volume increases at the New Mexico operation as the local economy strengthened.

                      CONSTRUCTION AGGREGATES -- TONS SOLD

                                                                     1993       1992       1991
                                                                    ------     ------     ------
                                                                           (IN THOUSANDS)
Sales to outside customers.......................................   17,740     17,126     16,756
Used in ready mixed concrete.....................................    2,531      3,180      3,019
Sales to Asphalt Division........................................    5,137      4,960      5,166
                                                                    ------     ------     ------
          Total..................................................   25,408     25,266     24,941
                                                                    ------     ------     ------
                                                                    ------     ------     ------

     Ready mixed concrete sales volume decreased 15% to 1,818,000 cubic yards in 1993 from 2,146,000 cubic yards in 1992, which in turn had increased from 1,860,000 cubic yards in 1991.

     Overall division revenue of $201.1 million was down 2.2% from 1992's revenue of $205.7 million, while 1992's revenue was up slightly from 1991's revenue of $203.6 million. The decrease in 1993's revenue was due to a decline in ready mixed concrete sales volume offset by higher average sales prices for both aggregates and ready mixed concrete. Although total division revenue in 1992 was comparable to 1991, aggregates revenue was lower due to lower prices on similar volume, offset by ready mixed concrete revenue which was higher, due to higher volume, but at lower prices. The result was similar total revenue but lower income from operations due to the lower average prices.

     In 1993, the average sales price of aggregates increased 4.3% compared with 1992. Including aggregates used in ready mixed concrete, overall aggregates gross profit increased $4.0 million in 1993. The average price of ready mixed concrete increased 4.8% while costs per cubic yard were essentially unchanged. The higher average sales prices for both aggregates and ready mixed concrete more than offset the impact of flat aggregates volume and lower ready mixed volume, resulting in a $7.1 million increase in gross profit from 1992's gross profit.

     The overall average sales price of aggregates fell 7.2% in 1992 compared with 1991, while costs increased 3.2% on a per ton basis. Including aggregates used in ready mixed concrete, overall aggregates gross profit fell $7.2 million in 1992. The overall average price of ready mixed concrete also declined 7.2% while costs per cubic yard were lower by 5.4%. Despite increased volume, lower prices resulted in a loss at the gross margin level for ready mixed concrete and a $1.7 million decline from 1991's gross profit.

     Selling, general and administrative expenses were reduced 9.9% in 1993 from the 1992 level, which in turn had decreased 11.7% from 1991. Income from operations recovered to $10.5 million in 1993 from $1.3 million in 1992 after dropping from 1991's level of $8.1 million.

  Properties Division

     The Properties Division manages the Company's real estate and is responsible for acquisitions, permitting, reclamation, sales and leasing activities.

     Income from operations was $8.8 million compared with $9.0 million in 1992. Included in 1993 are gains from ongoing property sales of $2.1 million versus gains of $0.5 million in 1992. Also included in 1993 is a charge of $1.3 million related to anticipated settlements of certain property disputes. Excluding the gains from ongoing property sales and the $1.3 million charge, the Properties Division income was $8.0 million in 1993 compared with $8.5 million in 1992. The decline is largely due to lower income from landfill operations.

     Income from operations was $9.0 million in 1992 compared with $15.5 million in 1991. The large decline in income in 1992 is a result of fewer real estate transactions being completed. Gains from ongoing property sales were $0.5 million in 1992 compared with gains of $9.6 million in 1991.

ENVIRONMENTAL MATTERS

     The Company is subject to federal, state and local environmental laws and regulations which require the Company to remove or mitigate the effect on the environment of the disposal or release of certain chemical, mineral and petroleum substances at various sites. Generally, the Company's exposure has been limited to soil contamination from underground fuel tanks rather than exposure resulting from generation of hazardous waste, although it is a "named party" or "potentially responsible party" at three federal Superfund sites.

     The Company conducts annual environmental assessments of each of its operating sites. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with completion of a feasibility study or the Company's commitment to a formal plan of action. As investigation or remediation proceeds, and as the scope of the Company's obligations become more clearly defined, there may be changes to estimated costs, which might result in future charges to earnings.

     During 1993, the Company charged to income $1.1 million before tax for environmental remediation costs and made related payments of $0.3 million. At December 31, 1993, the reserve for environmental remediation costs totaled $3.5 million. The amount reserved represents the estimated undiscounted costs which the Company will incur to remediate sites with known contamination. No potential insurance recoveries have been offset against the reserve. Substantially all amounts accrued in the reserve are expected to be paid out over the next 5 years.

OTHER

     There were no gains or losses on disposition of assets held for sale in 1993 compared with gains of $1.8 million and $2.9 million in 1992 and 1991, respectively.

LIQUIDITY AND CAPITAL RESOURCES

  Cash Flows

     Cash and cash equivalents increased $10.6 million during 1993 to a balance at year end of $10.6 million compared with a balance of zero at the end of 1992, which in turn was a decrease of $12.1 million from 1991.

     Operating activities are the principal source of CalMat's cash flows. Over the past three years, operating activities have provided $115.2 million in cash. Net cash of $43.9 million generated from operating activities in 1993 was $15.8 million more than 1992's $28.1 million, which was $15.2 million less than in 1991.

     Cash used for investing activities totaled $4.3 million in 1993, a $58.3 million decrease from the 1992 level. The primary reasons for this change were $20.7 million less in spending on property, plant and equipment in 1993 and the use of $34.1 million for a business acquisition in 1992. Cash used for investing activities totaled $62.6 million in 1992, a $52.8 million increase from the 1991 level. The primary reason for this change was the $34.1 million spent for a business acquisition in 1992. In addition, there was $10.3 million less in proceeds from sales of real estate in 1992 and $9.4 million less in receipts on installment notes receivable.

     Net cash used for financing activities amounted to $29.0 million in 1993, a $51.5 million change from the $22.5 million provided by financing activities during 1992. The primary reasons for this change were $50.7 million in net payments on notes payable to banks in 1993, compared with $39.0 million in net proceeds in 1992; offset by $35.0 million in proceeds from issuance of senior notes in 1993, $4.2 million less in payments of cash dividends and $2.2 million less in common stock repurchases. Also included in 1993 is $2.1 million in payments for hedge costs and other loan fees. Net cash provided by financing activities amounted to $22.5 million in 1992, a $47.2 million change from the $24.8 million used for financing activities in 1991. The primary reasons for this change were $38.7 million less in principal payments on notes and bonds payable, $2.5 million more in net proceeds from notes payable to banks and $5.7 million less in common stock repurchases.

     During 1993, the Company restricted capital expenditures in order to conserve cash. Capital expenditures in 1994 are expected to be in excess of $40 million, due in part to equipment replacements and the commencement of expansion projects including the construction of mining facilities located at Irvine Lake in Orange County, California which is scheduled to begin production by the end of 1994 and Azusa Rock, located near Los Angeles, California. Management believes that cash provided by operations and existing borrowing arrangements will provide adequate funds for current commitments and expected working capital requirements during 1994.

     During 1993, the Company expended $10.6 million in cash dividends. In order to conserve cash, the Company reduced its quarterly dividend from $0.16 per share to $0.10 per share in February 1993.

  Working Capital

     Working capital totaled $39.9 million at December 31, 1993, an increase of $5.9 million from the 1992 level of $34.0 million. This increase was primarily due to the $10.6 million increase in cash and cash equivalents.

     Working capital totaled $34.0 million at December 31, 1992, a decrease of $9.4 million from the 1991 level of $43.4 million. This decrease was primarily due to the $12.1 million decrease in cash and cash equivalents. Current ratios were 1.7 at December 31, 1993 and 1992.

  Other

     Total consolidated long-term and short-term borrowings at December 31, 1993 and 1992 were $115.5 million and $132.1 million, respectively. This $16.7 million decrease in debt was paid from cash flows from operations. Total consolidated long-term and short-term borrowings at December 31, 1992 of $132.1 million had increased $39.0 million over 1991 primarily due to $34.1 million used to finance The Jamieson Company acquisition in 1992. Debt as a percent of total capitalization was 24.8% and 27.4%, at December 31, 1993 and 1992, respectively.

     During 1989, the Company announced its intention to repurchase a significant amount of its common stock using the net proceeds, after taxes and related debt, from the sale of real estate assets held for sale as the source of funding. Under this program, the Company repurchased on the open market approximately 309,000 shares at a cost of $7.5 million during 1991. The Company's commitment to repurchase shares pursuant to the settlement of stockholder litigation has been fulfilled. During November 1991, the Company announced its intention to expend up to $5.0 million over a twelve-month period to repurchase shares of its common stock. During 1992 and 1991, 91,000 shares and 17,000 shares, respectively, were acquired at a total cost of $2.4 million under the program.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company are as follows:

NAME                              AGE         POSITION
- ----                              ---         --------
A. Frederick Gerstell             56          Chairman of the Board, President, Chief
                                              Executive Officer, Chief Operating Officer and
                                              Director.
Delbert H. Tanner                 42          Executive Vice President -- Construction
                                              Materials
Scott J Wilcott                   56          Executive Vice President -- Law and Property
H. James Gallagher                46          Executive Vice President -- Finance, Chief
                                              Financial Officer
Paul Stanford                     51          Senior Vice President -- Administration, General
                                              Counsel and Secretary
Edward J. Kelly                   38          Senior Vice President, Treasurer and Chief
                                              Accounting Officer
Walter Q. Lukkarila               58          Vice President, Operations
Carlos S. Hernandez               57          Vice President and General Manager, Asphalt
                                              Division
John C. Argue                     62          Director
Harry M. Conger                   63          Director
Rayburn S. Dezember               63          Director
Bert A. Getz                      56          Director
Richard A. Grant, Jr.             54          Director
Grover R. Heyler                  67          Director
William T. Huston                 66          Director
William Jenkins                   74          Director
Thomas L. Lee                     51          Director
Thomas M. Linden                  50          Director
Stuart T. Peeler                  64          Director

     Mr. Gerstell became Chairman of the Board in January 1991. He served as President and Chief Executive Officer from 1988 through 1990. From 1984 to 1988, he served as President and Chief Operating Officer. Prior to the formation of the Company by the merger of Conrock and CPC in 1984, he was President and Chief Operating Officer of CPC and employed by CPC from 1975.

     Mr. Tanner was elected to his current position in June 1993. From July 1987 to June 1993, he served as Regional Vice President of Apac, Inc., a division of Ashland Oil, and President of their Florida and Georgia divisions. Prior to his service at Apac, he was employed for 14 years by the Tanner Companies, Phoenix, Arizona, a large construction materials producer and contractor, where he served as President and Chief Executive Officer.

     Mr. Wilcott was elected to his current position in August 1990. He was elected Executive Vice President in 1989. He served as Senior Vice President, Legal Counsel and Secretary from 1984 to 1989. He has been employed by the Company since 1968.

     Mr. Gallagher was elected to his current position in August 1993. Prior to that he served concurrently as Executive Vice President, Chief Financial Officer and Director of Pacific Enterprises Oil Co., and Senior Vice President, Chief Financial Officer and Director of Pacific Interstate Company. He previously served as Vice President, Controller and Chief Financial Officer of Pacific Interstate Company from 1979 and Manager of Internal Audits of Pacific Enterprises, Inc. from 1975.

     Mr. Stanford was elected to his current position in June 1993. From August 1990 until June 1993, he served as Vice President, General Counsel and Secretary. Before joining the Company, from 1981, he was engaged in the practice of business law with the firm of Paul, Hastings, Janofsky & Walker.

     Mr. Kelly was elected to his current position in January 1994. Since June 1993 he served as Senior Vice President, Controller and Chief Accounting Officer. From December 1990 until June 1993, he served as Vice President, Controller. He was employed by Superior Industries International, Inc., a manufacturer of automotive products, as Vice President, Corporate Controller and Secretary from 1985 to 1990.

     Mr. Lukkarila was elected to his current position in June 1993. From February 1991 to June 1993, he served as Vice President - Development, Construction Materials. He served as Vice President, Operations, Conrock Division from 1984 to 1991, and has been employed by the Company since 1980.

     Mr. Hernandez was elected to his current position in February 1990. He served as an Area Manager of Industrial Asphalt from 1984 to 1989, then as Managing Director of the Asphalt Division from 1989 to 1990. He has been employed by the Company and Industrial Asphalt, a partnership wholly owned by the Company, since 1968.

     Mr. Argue is a senior partner of the Los Angeles law firm of Argue, Pearson, Harbison & Myers where he has practiced law since 1972. He is a Director of Avery Dennison, Inc. and a Trustee of TCW Funds, Inc., the TCW/DW Family of Funds and Term Trusts 2000, 2002, 2003.

     Mr. Conger has been Chairman of the Board and Chief Executive Officer of Homestake Mining Company since 1986 and was also its President from 1982 to 1986. Mr. Conger is also a Director of ASA, Ltd., Baker Hughes, Inc., and Pacific Gas and Electric Company.

     Mr. Dezember serves on the boards of Wells Fargo and the Company, Wells Fargo Bank and Tejon Ranch Company. Mr. Dezember served as Chairman of the Board and Chief Executive Officer of Central Pacific Corporation from 1980 to 1990. Prior to Mr. Dezember's election to the Company's Board of Directors, the Company formed a subsidiary, Golden Empire Concrete Co. ("Golden Empire"), with Mr. Dezember's son, Brent M. Dezember, as the owner of a 49% interest with the other 51% owned by the Company. In the first quarter of 1993, Golden Empire purchased the Company's 51% interest for a purchase price of $520,000 in cash, which approximated the book value of the transferred stock, making Mr. Brent Dezember the sole shareholder of Golden Empire. All debt of Golden Empire to the Company has been repaid, and the Company has terminated and been released from its guarantee of certain bank loans made to Golden Empire.

     Mr. Getz is Chairman of the Board, President and a Director of Globe Corporation, a diversified investment company. He has been its President and a Director for more than the past five years. Mr. Getz is also a Director of Continental Bank Corporation and Deans Foods Company.

     Mr. Grant is a private investor and a co-trustee of M. B. Scott Trusts. Mr. Grant is Secretary, Treasurer and a Trustee of the Dan Murphy Foundation, a nonprofit foundation which owns 4,157,247 shares of the Company's Common Stock.

     Mr. Heyler retired as a partner of the law firm of Latham & Watkins at the end of 1992, where he had practiced law since 1952. Since his retirement, he has been "of counsel" to the firm. The Company retained the services of Latham & Watkins during 1993 and has retained such services in 1994.

     Since January 1, 1994, Mr. Huston has been Chairman of the Board of Watson Land Company, formerly known as Watson Industrial Properties, a real estate development company. From 1963 to 1985, he was its President and Chief Executive Officer, and from 1986 through 1993, he was its Chairman and Chief Executive Officer.

     Mr. Jenkins retired as Chairman of the Board of the Company at the end of 1990. Prior to 1988, Mr. Jenkins was Chairman of the Board and Chief Executive Officer and, prior to 1984, President, Chief Executive Officer and a Director of Conrock.

     Mr. Lee has served as Chief Executive Officer, as a Director, and since July 1989 as Chairman of The Newhall Land & Farming Company, a publicly traded California limited partnership. He served as its President and Chief Executive Officer from 1987 to 1989, and as President and Chief Operating Officer from 1985 to 1987. He also is a Director of First Interstate Bancorp and of First Interstate Bank of California.

     Mr. Linden is a private investor. He was Executive Vice President and General Manager - Properties Division of the Company from May 1985 through May 1989. Before that time, he was a partner with Smith, Linden and Basso, certified public accountants.

     Mr. Peeler has been a petroleum industry consultant and independent oil and gas producer since the beginning of 1989. He was Chairman of the Board and Chief Executive Officer of Statex Petroleum, Inc., from 1982 through 1989 and was its President from 1983 to 1986. Mr. Peeler is also a Director of Chieftain International, Inc., Chieftain International Funding Corp., Homestake Mining Company and Homestake Gold of Australia, Ltd.

     Executive officers are elected by the Board of Directors annually, and serve at the pleasure of the Board or until their successors are qualified and elected.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, $1 par value per share, of which 23,137,640 shares were issued and outstanding as of March 22, 1994, and 5,000,000 shares of Preferred Stock, $1 par value per share, of which no shares are issued and outstanding. The following summary description of the Common Stock and the Preferred Stock is qualified in its entirety by reference to the Company's Certificate of Incorporation, as amended (the "Certificate of Incorporation"), and By-Laws and the applicable provisions of the Delaware General Corporation Law (the "DGCL").

COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and have cumulative voting rights. Accordingly, a holder of Common Stock entitled to vote at any election for directors has the right to cumulate his or her votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which his or her shares are entitled, or to distribute his or her votes on the same principle among as many candidates as he or she wishes. Holders of Common Stock are entitled to receive ratably such dividends if, as and when declared by the Board of Directors out of assets legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock and restrictions set forth in the Company's existing loan agreements and restrictions, if any, imposed by other indebtedness outstanding from time to time, including any new loan agreement that may be entered into after this offering. See "Price Range of Common Stock and Dividends" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company remaining available after the satisfaction of all debts and other liabilities and the payment of the liquidation preference of any outstanding Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights, nor are they entitled to the benefits of any sinking fund provisions. The outstanding shares of Common Stock are, and the shares offered by the Company in the offering of the Common Stock will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

     The outstanding shares of Common Stock are listed on the New York and Pacific Stock Exchanges and traded on these stock exchanges and the Chicago Stock Exchange. The transfer agent and registrar for the Company's Common Stock is the First Chicago Trust Company of New York, 14 Wall Street, New York, New York 10005.

PREFERRED STOCK

     Pursuant to the Certificate of Incorporation, the Company's Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of the shares of Preferred Stock in series and to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. Because the Board of Directors has the power to establish the preferences and rights of each series, it may afford the holders of any Preferred Stock preferences, powers and rights (including voting rights) senior to the rights of the holders of Common Stock. No shares of Preferred Stock are currently outstanding. Although the Company has no present intention to issue such shares, the issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal.

COMMON STOCK PURCHASE RIGHTS

     In September 1987, the Company declared a dividend distribution of one common share purchase right (each, a "Right" and collectively, the "Rights") on each outstanding share of Common Stock. When exercisable, each Right will entitle its holder to buy one share of the Company's Common Stock at a price of $90 per share, subject to certain antidilution adjustments, until the earlier of September 1997 or the occurrence of certain redemptions, mergers or acquisitions. The Rights will become exercisable if a person acquires 25.0% or more of the Company's Common Stock or makes an offer, the consummation of which will result in the person's owning 30.0% or more of the Company's Common Stock. In the event the Company is acquired in a merger, each Right entitles the holder to purchase common stock of the surviving company having a market value twice the exercise price of the Right. The Rights may be redeemed by the Company at a price of $0.05 per Right at any time within 30 days after a person acquires 25.0% of the Company's Common Stock.

DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

     The Company is subject to the provisions of Section 203 of the DGCL. In general, this statute prohibits a publicly held Delaware corporation such as the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within the prior three years did own) 15% or more of the corporation's voting stock. Such provisions could render the Company more difficult to be acquired pursuant to an unfriendly acquisition by a third party by making it more difficult for such person to obtain control of the Company without the approval of the Board of Directors.

     The Company's Rights have certain antitakeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors prior to the time that a person or group has acquired beneficial ownership of 25% or more of the Common Stock since the Rights may be redeemed by the Company at $.05 per Right prior to such time. See "--Common Stock Purchase Rights."

     In May 1992, the Company amended the Certificate of Incorporation to prevent the Company from engaging in any transaction constituting greenmail, as such term is defined in the Certificate of Incorporation.

     The Company has included in the Certificate of Incorporation and the Company's By-Laws provisions to eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the DGCL subject to certain limited exceptions and to indemnify its directors and officers to the fullest extent permitted by the DGCL.

                                  UNDERWRITING

     Subject to the terms and conditions of a purchase agreement (the "Purchase Agreement") between the Company and each of the Underwriters named below (the "Underwriters"), the Company has agreed to sell to each of the Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated and Lazard Freres & Co. are acting as representatives (the "Representatives"), and each of the Underwriters has severally agreed to purchase from the Company, the number of shares of Common Stock set forth opposite their respective names. The Underwriters are committed to purchase all of such shares if any are purchased. In the event of default by an Underwriter, the Purchase Agreement provides that, in certain circumstances, purchase commitments of the non-defaulting Underwriters may be increased or the Purchase Agreement may be terminated.

                                                                            NUMBER OF
                        UNDERWRITER                                          SHARES
                        -----------                                         ---------
        Merrill Lynch, Pierce, Fenner & Smith.............................
                    Incorporated
        Lazard Freres & Co................................................
                                                                            ---------
                     Total................................................  2,750,000
                                                                            ---------
                                                                            ---------

     The Representatives have advised the Company that the Underwriters propose initially to offer the shares of Common Stock in part directly to the public at the public offering price set forth on the cover page of this Prospectus, and to certain securities dealers at such price less a concession of $ per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the public offering price, concession and discount may be changed by the Representatives.

     The Company has granted to the Underwriters an option, exercisable by the Representatives, to purchase up to an additional 412,500 shares of Common Stock at the public offering price, less the underwriting discount. Such option, which expires 30 days after the date of this Prospectus, may be exercised solely to cover over-allotments in the sale of the shares of Common Stock that the Underwriters have agreed to purchase. To the extent that the Representatives exercise such option, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of the option shares as the number of shares of Common Stock to be purchased initially by that Underwriter bears to the total number of shares of Common Stock initially purchased by the Underwriters.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments the Underwriters may be required to make in respect thereto.

     The Company has agreed that it will not, without the prior written consent of Merrill Lynch & Co., directly or indirectly, offer, sell or otherwise dispose of, any shares of Common Stock, or any securities convertible into Common Stock, except those offered in the offering of the Common Stock or pursuant to certain reservations, agreements or employee benefit plans, for a period of 90 days from the date of this Prospectus.

     Certain of the Underwriters and their associates have performed and may in the future perform services for the Company in the ordinary course of business and have been paid customary fees in connection therewith.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Paul Stanford, the Company's General Counsel, and for the Underwriters by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

     The consolidated balance sheets as of December 31, 1993 and 1992 and the consolidated statements of operations, cash flows, and stockholders' equity for each of the three years in the period ended December 31, 1993 included in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                          CALMAT CO. AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Year-End Financial Information:
  Report of Independent Accountants...................................................   F-2
  Consolidated Balance Sheets as of December 31, 1993 and 1992........................   F-3
  Consolidated Statements of Operations for the three years ended
     December 31, 1993, 1992 and 1991.................................................   F-4
  Consolidated Statements of Cash Flow for the three years ended
     December 31, 1993, 1992 and 1991.................................................   F-5
  Consolidated Statements of Stockholders' Equity for the three years ended
     December 31, 1993, 1992 and 1991.................................................   F-6
  Notes to Consolidated Financial Statements..........................................   F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors
CalMat Co.
Los Angeles, California

     We have audited the accompanying consolidated balance sheets of CalMat Co. and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1993, as listed in the index on page F-1 of this Registration Statement. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CalMat Co. and subsidiaries as of December 31, 1993 and 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

     As discussed in Notes 4 and 9 to the consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for income taxes, and effective January 1, 1992, the Company changed its method of accounting for postretirement benefits other than pensions.

                                          COOPERS & LYBRAND

Los Angeles, California
February 21, 1994

                          CALMAT CO. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                            DECEMBER 31,
                                                                       -----------------------
                                                                         1993          1992
                                                                       ---------     ---------
                                                                       (AMOUNTS IN THOUSANDS,
                                                                         EXCEPT SHARE DATA)
Current assets:
  Cash and cash equivalents..........................................  $  10,596     $      --
  Trade accounts receivable, less allowance for discounts and
     doubtful accounts ($4,174 in 1993 and $3,263 in 1992)...........     63,835        56,639
  Income taxes receivable............................................      1,564         4,769
  Inventories........................................................      5,581         5,567
  Prepaid expenses and other.........................................      4,152         5,307
  Deferred income taxes..............................................      7,499         6,653
  Installment notes receivable.......................................      2,902         1,991
                                                                       ---------     ---------
          Total current assets.......................................     96,129        80,926
Installment notes receivable and other assets........................     17,260        16,138
Investment in and advances to unconsolidated subsidiaries............     14,945        14,421
Costs in excess of net assets of subsidiaries........................     55,484        57,508
Property, plant and equipment:
  Land and deposits..................................................    183,754       177,123
  Buildings, machinery and equipment.................................    469,185       450,170
  Construction in progress...........................................     14,493        17,373
                                                                       ---------     ---------
                                                                         667,432       644,666
                                                                       ---------     ---------
                                                                       ---------     ---------
Less: accumulated depreciation and depletion.........................   (246,355)     (216,419)
                                                                       ---------     ---------
          Property, plant and equipment, net.........................    421,077       428,247
                                                                       ---------     ---------
          Total assets...............................................  $ 604,895     $ 597,240
                                                                       ---------     ---------
                                                                       ---------     ---------
                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...................................................  $  18,810     $  15,552
  Accrued liabilities................................................     29,293        26,658
  Notes and bonds payable -- current portion.........................      5,852         1,019
  Dividends payable..................................................      2,311         3,694
                                                                       ---------     ---------
          Total current liabilities..................................     56,266        46,923
Notes and bonds payable -- long term portion.........................    109,635       131,129
Other liabilities and deferred credits...............................     17,724        15,661
Deferred income taxes................................................     70,224        52,840
                                                                       ---------     ---------
          Total liabilities..........................................    253,849       246,553
                                                                       ---------     ---------
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $1 par value; authorized 5,000,000 shares; none issued or outstanding
  Common stock, $1 par value; authorized 100,000,000 shares; issued
     and outstanding 23,109,292 in 1993 and 23,084,382 in 1992.......     23,109        23,084
  Additional paid-in capital.........................................     39,202        38,840
  Retained earnings..................................................    288,735       288,763
                                                                       ---------     ---------
          Total stockholders' equity.................................    351,046       350,687
                                                                       ---------     ---------
          Total liabilities and stockholders' equity.................  $ 604,895     $ 597,240
                                                                       ---------     ---------
                                                                       ---------     ---------

   The accompanying notes are an integral part of these financial statements.

                          CALMAT CO. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1993         1992         1991
                                                             --------     --------     --------
                                                                   (AMOUNTS IN THOUSANDS,
                                                                   EXCEPT PER SHARE DATA)
Revenues:
  Net sales and operating revenues.........................  $348,413     $347,282     $364,943
  Gains on sale of real estate.............................     2,081          453        9,555
  Other income.............................................     3,012        2,525        3,831
                                                             --------     --------     --------
                                                              353,506      350,260      378,329
                                                             --------     --------     --------
Costs and expenses:
  Cost of products sold and operating expenses.............   288,313      291,680      292,475
  Selling, general and administrative expenses.............    41,492       44,290       47,716
  Interest expense.........................................     6,465        7,073        8,587
  Other expenses...........................................     2,339          409        1,058
  Special charges..........................................        --       26,100           --
                                                             --------     --------     --------
                                                              338,609      369,552      349,836
                                                             --------     --------     --------
Gains from disposal of assets held for sale................        --        1,786        2,929
                                                             --------     --------     --------
Income (loss) before income taxes and cumulative effect of
  change in accounting principle...........................    14,897      (17,506)      31,422
Federal and state income taxes.............................     6,600       (7,002)      12,568
                                                             --------     --------     --------
Income (loss) before cumulative effect of change in
  accounting principle.....................................     8,297      (10,504)      18,854
Cumulative effect of change in accounting principle........       919       (6,000)          --
                                                             --------     --------     --------
Net income (loss)..........................................  $  9,216     $(16,504)    $ 18,854
                                                             --------     --------     --------
                                                             --------     --------     --------
PER SHARE DATA
Income (loss) before cumulative effect of change in
  accounting principle.....................................  $    .36     $   (.45)    $    .81
Cumulative effect of change in accounting principle........       .04         (.26)          --
                                                             --------     --------     --------
Net income (loss)..........................................  $    .40     $   (.71)    $    .81
                                                             --------     --------     --------
                                                             --------     --------     --------
Cash dividends per share...................................  $    .40     $    .64     $    .64
                                                             --------     --------     --------
                                                             --------     --------     --------

   The accompanying notes are an integral part of these financial statements.

                          CALMAT CO. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOW

                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1993         1992         1991
                                                             --------     --------     --------
                                                                   (AMOUNTS IN THOUSANDS)
OPERATING ACTIVITIES:
Net income (loss)..........................................  $  9,216     $(16,504)    $ 18,854
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
  Depreciation, cost depletion and amortization............    31,953       30,210       28,802
  Cumulative effect of change in accounting principle......      (919)       6,000           --
  Special charges..........................................        --       26,100           --
  Gains from disposal of assets held for sale..............        --       (1,786)      (2,929)
  Gains from sale of real estate...........................    (2,081)        (453)      (9,555)
  (Gain) loss on disposal of property, plant and
     equipment.............................................      (379)          (3)         475
  Deferred tax expense.....................................     2,184       (7,144)       2,232
  Changes in operating assets and liabilities
     Trade accounts, net...................................    (9,552)       3,340       10,398
     Inventories, prepaid expenses and deferred taxes......     2,094       (1,154)       3,703
     Accounts payable and accrued liabilities..............     7,906       (3,368)      (8,102)
     Federal and state income taxes........................     3,349       (6,658)      (1,762)
     Other.................................................       111         (499)       1,154
                                                             --------     --------     --------
  Cash provided by operating activities....................    43,882       28,081       43,270
                                                             --------     --------     --------
INVESTING ACTIVITIES:
Purchase of property, plant and equipment..................   (12,063)     (32,732)     (34,461)
Proceeds from sale of property, plant and equipment........     1,922          640        1,192
Proceeds from sale of real estate..........................     3,188          351       10,607
Proceeds from sale of properties included in assets held
  for sale.................................................        --        2,141        3,480
Receipts on installment notes receivable...................     1,638        1,777       11,206
Investment in and advances to unconsolidated
  subsidiaries.............................................      (214)        (189)      (1,801)
Business acquired..........................................        --      (34,111)          --
Other investing activities.................................     1,275         (472)          --
                                                             --------     --------     --------
  Cash used for investing activities.......................    (4,254)     (62,595)      (9,777)
                                                             --------     --------     --------
FINANCING ACTIVITIES:
Stock options exercised....................................       335          546          334
Notes payable to banks.....................................   (50,667)      39,000       36,500
Proceeds from senior notes.................................    35,000           --           --
Principal payments on notes and bonds payable..............      (994)         (46)     (38,770)
Payment of cash dividends..................................   (10,624)     (14,833)     (14,907)
Common stock repurchases...................................        --       (2,214)      (7,915)
Hedge costs and other loan fees, net.......................    (2,082)          --           --
                                                             --------     --------     --------
  Cash provided by (used for) financing activities.........   (29,032)      22,453      (24,758)
                                                             --------     --------     --------
Increase (decrease) in cash and cash equivalents...........    10,596      (12,061)       8,735
Balance, beginning of period...............................        --       12,061        3,326
                                                             --------     --------     --------
Balance, end of period.....................................  $ 10,596     $     --     $ 12,061
                                                             --------     --------     --------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
  Interest.................................................  $  7,103     $  7,186     $  8,359
  Income taxes.............................................  $  3,844     $  9,910     $  8,860

   The accompanying notes are an integral part of these financial statements.

                          CALMAT CO. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                 FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991
                                                 -----------------------------------------------------
                                                             ADDITIONAL                      TOTAL
                                                 COMMON       PAID-IN       RETAINED     STOCKHOLDERS'
                                                  STOCK       CAPITAL       EARNINGS        EQUITY
                                                 -------     ----------     --------     -------------
                                                                (AMOUNTS IN THOUSANDS)
BALANCE, DECEMBER 31, 1990.....................  $23,430      $ 37,091      $326,668       $ 387,189
Net income for 1991............................       --            --        18,854          18,854
Common stock repurchased.......................     (366)         (579)       (7,779)         (8,724)
Stock options exercised........................       73         1,070            --           1,143
Cash dividends declared........................       --            --       (14,866)        (14,866)
                                                 -------     ----------     --------       ---------
BALANCE, DECEMBER 31, 1991.....................   23,137        37,582       322,877         383,596
Net loss for 1992..............................       --            --       (16,504)        (16,504)
Common stock repurchased.......................     (134)         (155)       (2,810)         (3,099)
Stock options exercised........................       81         1,413            --           1,494
Cash dividends declared........................       --            --       (14,800)        (14,800)
                                                 -------     ----------     --------       ---------
BALANCE, DECEMBER 31, 1992.....................   23,084        38,840       288,763         350,687
Net income for 1993............................       --            --         9,216           9,216
Stock options exercised........................       25           362            --             387
Cash dividends declared........................       --            --        (9,244)         (9,244)
                                                 -------     ----------     --------       ---------
BALANCE, DECEMBER 31, 1993.....................  $23,109      $ 39,202      $288,735       $ 351,046
                                                 -------     ----------     --------       ---------
                                                 -------     ----------     --------       ---------

   The accompanying notes are an integral part of these financial statements.

                          CALMAT CO. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include the accounts of CalMat Co. (the Company) and all of its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company uses the equity method of accounting for companies where ownership is between 20 and 50 percent.

  Cash and Cash Equivalents

     Cash and cash equivalents include all cash balances and highly liquid investments with a maturity of three months or less when purchased.

  Costs in Excess of Net Assets of Subsidiaries

     Costs in excess of the fair value of net assets of purchased subsidiaries are amortized on a straight-line basis over periods not exceeding 40 years. Accumulated amortization of such costs was $7.7 million and $6.0 million at December 31, 1993 and 1992, respectively.

  Property, Plant and Equipment

     Property, plant and equipment is carried at cost. Depreciation is computed using primarily straight-line rates over estimated useful lives (5 to 35 years for plant structures and components and 4 to 25 years for machinery and equipment).

     Depletion of rock and sand deposits is computed by the unit-of-production method based upon estimated recoverable quantities of rock and sand.

     Significant expenditures which add materially to the utility or useful lives of property, plant and equipment are capitalized. All other maintenance and repair costs are charged to current operations.

     The cost and related accumulated depreciation of assets replaced, retired or otherwise disposed of are eliminated from the property accounts, and any gain or loss is reflected in income.

  Environmental

     Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Estimated liabilities are not discounted to present value. Generally, the timing of these accruals coincides with completion of a feasibility study or the Company's commitment to a formal plan of action. The reserve for environmental remediation costs was $3.5 million and $2.7 million at December 31, 1993 and December 31, 1992, respectively.

  Revenue Recognition

     Sales and operating revenues are recorded upon shipment of product, net of discounts, if any, and include revenue earned pursuant to the terms of property leasing contracts. Gains and losses on real estate are recorded upon consummation of the transaction. Other income relates primarily to interest and dividend income, miscellaneous rental income and gains on sale of fixed assets which are recognized in accordance with the terms of various contractual arrangements or upon receipt (as applicable).

                          CALMAT CO. AND SUBSIDIARIES

  Reclassification

     Certain prior year amounts have been reclassified to conform with the present presentation.

NOTE 2:  ASSETS HELD FOR SALE

     During 1988, the Company announced its intention to dispose of a substantial portion of its developed and developable properties, and these properties were classified as assets held for sale. Due to the continued depressed condition of the commercial real estate market in southern California, combined with the lack of conventional financing available to buyers, the Company in 1992 conducted a review of the properties included in assets held for sale. As a result of this review, substantially all the properties were reclassified to operating assets. During 1993, the remaining properties were reclassified to operating assets. Prior period information has been restated to reflect the reclassifications.

NOTE 3:  ACCRUED LIABILITIES

Accrued liabilities consist of the following at December 31:

                                                                        1993        1992
                                                                       -------     -------
                                                                           (AMOUNTS IN
                                                                           THOUSANDS)
    Payroll, vacation and other benefits.............................  $ 7,687     $ 6,550
    Workers compensation.............................................    3,229       3,156
    Profit sharing...................................................    3,825       3,597
    Other............................................................   14,552      13,355
                                                                       -------     -------
                                                                       $29,293     $26,658
                                                                       -------     -------
                                                                       -------     -------

                          CALMAT CO. AND SUBSIDIARIES

NOTE 4:  FEDERAL AND STATE TAXES

     Income (loss) before income taxes and the related income tax expense (benefit) are as follows:

                                                                1993         1992        1991
                                                               -------     --------     -------
                                                                    (AMOUNTS IN THOUSANDS)
INCOME (LOSS) BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING PRINCIPLE.............................  $14,897     $(17,506)    $31,422
                                                               -------     --------     -------
                                                               -------     --------     -------
INCOME TAX EXPENSE (BENEFIT).................................  $ 6,600     $ (7,002)    $12,568
                                                               -------     --------     -------
                                                               -------     --------     -------
Income tax expense (benefit) consists of the following:
FEDERAL INCOME TAX:
Currently payable (receivable)...............................  $ 3,252     $   (363)    $ 7,659
Deferred.....................................................    2,052       (5,219)      1,934
                                                               -------     --------     -------
                                                                 5,304       (5,582)      9,593
                                                               -------     --------     -------
STATE INCOME TAX:
Currently payable............................................    1,164          505       2,677
Deferred.....................................................      132       (1,925)        298
                                                               -------     --------     -------
                                                                 1,296       (1,420)      2,975
                                                               -------     --------     -------
                                                               $ 6,600     $ (7,002)    $12,568
                                                               -------     --------     -------
                                                               -------     --------     -------
     The sources of deferred taxes are as follows:
Accelerated tax depreciation.................................  $ 1,656     $  2,230     $ 2,108
State income tax.............................................     (279)       1,285         230
Real estate exchanges........................................      152          391       1,440
Tax operating loss and tax credits...........................     (759)      (1,946)         --
Special charges..............................................      489       (3,165)         --
Real estate impairment.......................................      691       (6,106)         --
Bad debts....................................................     (599)        (277)          5
Employee benefits............................................     (551)      (1,173)       (256)
Enacted rate change..........................................    1,127           --          --
Hedge costs..................................................      708           --          --
Other accruals...............................................     (451)       1,617      (1,295)
                                                               -------     --------     -------
                                                               $ 2,184     $ (7,144)    $ 2,232
                                                               -------     --------     -------
                                                               -------     --------     -------

                          CALMAT CO. AND SUBSIDIARIES

     Deferred tax liabilities (assets) are comprised of the following at December 31, 1993 and January 1, 1993:

                                                              DECEMBER 31,     JANUARY 1,
                                                                  1993            1993
                                                              ------------     ----------
        Depreciation........................................    $ 31,399        $ 29,080
        Real estate exchanges...............................      25,161          24,954
        Purchase accounting bases differences...............      14,958          15,047
        Depletion and other land bases adjustments..........       6,995           6,838
        Other...............................................       5,117           4,122
                                                                --------        --------
          Gross deferred tax liabilities....................      83,630          80,041
                                                                --------        --------
        Postretirement benefits.............................      (4,448)         (4,257)
        Real estate impairment..............................      (7,194)         (8,178)
        Other...............................................     (10,524)         (8,767)
                                                                --------        --------
          Gross deferred tax assets.........................     (22,166)        (21,202)
        Valuation allowance.................................       1,261             895
                                                                --------        --------
                                                                $ 62,725        $ 59,734
                                                                --------        --------
                                                                --------        --------

A reconciliation of the provision for income taxes to the federal statutory income tax rate is as follows:

                                                         1993        1992        1991
                                                        -------     -------     -------
                                                            (AMOUNTS IN THOUSANDS)
        Income tax expense (benefit) at statutory
          rates.......................................  $ 5,065     $(5,952)    $10,683
        Less effect of:
          Federal tax benefit (expense) of state
             income tax...............................      392        (577)      1,011
          Percentage depletion in excess of cost
             depletion................................    1,232       1,071       1,224
          Goodwill and other amortization.............     (449)       (616)       (756)
          Enacted rate change.........................   (1,127)         --          --
          Tax credits.................................      267         314         281
          Other accruals..............................       31         333        (274)
          Miscellaneous...............................     (585)       (895)       (396)
                                                        -------     -------     -------
                  Reported federal income tax expense
                    (benefit).........................    5,304      (5,582)      9,593
        State income tax expense (benefit)............    1,296      (1,420)      2,975
                                                        -------     -------     -------
                                                        $ 6,600     $(7,002)    $12,568
                                                        -------     -------     -------
                                                        -------     -------     -------

     In January 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." The adoption of SFAS 109 changes the Company's method of accounting for income taxes from the deferred method (APB 11) to an asset and liability approach. Previously, the Company deferred the tax effects of timing differences between financial reporting and taxable income. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

     Under SFAS 109, assets and liabilities acquired in purchase business combinations are assigned their fair values and deferred taxes are established for lower or higher tax bases. Under APB 11, values assigned were net of tax. In adopting SFAS 109, the Company adjusted the carrying amounts of assets purchased in business acquisitions which increased primarily net property, plant and equipment and deferred taxes by $13.5 million.

                          CALMAT CO. AND SUBSIDIARIES

Pre-tax income from operations for the year ended December 31, 1993 was reduced by $0.6 million, representing primarily the increase in depreciation expense resulting from these higher carrying amounts.

     The adjustments to the January 1, 1993 balance sheet to adopt SFAS 109 netted to a credit of $0.9 million. This amount, recorded in the first quarter, was reflected in 1993 net income as the cumulative effect of a change in accounting principle. It primarily represents the impact of adjusting deferred taxes to reflect the enacted tax rate in effect as of January 1, 1993 of 34.0% as opposed to the higher tax rates that were in effect when the deferred taxes originated.

     The Company increased its deferred tax liability in 1993 as a result of legislation enacted during 1993 increasing the corporate rate from 34.0% to 35.0%.

     At December 31, 1993, the Company had alternative minimum tax credit carryforwards of approximately $2.0 million available to offset regular tax in future years.

     The Company's federal consolidated income tax returns have been examined and settled by the Internal Revenue Service through 1985.

NOTE 5: NOTES AND BONDS PAYABLE

     Notes and bonds payable consist of the following at December 31:

                                                                       1993         1992
                                                                     --------     --------
                                                                          (AMOUNTS IN
                                                                          THOUSANDS)
    Notes payable to banks.........................................  $ 62,333     $113,000
    Senior notes...................................................    35,000           --
    Municipal improvement bonds....................................     2,647        2,911
    Mortgages and other notes payable..............................    15,507       16,237
                                                                     --------     --------
         Total.....................................................   115,487      132,148
    Less current portion...........................................     5,852        1,019
                                                                     --------     --------
         Long-term portion.........................................  $109,635     $131,129
                                                                     --------     --------
                                                                     --------     --------

     During 1993, the Company replaced $35.0 million of borrowings under its revolving credit facilities with senior notes. The senior notes bear interest at 6.7% and require principal payments beginning in 1997 through 2000.

     At December 31, 1993, the Company had formal committed revolving credit facilities with a number of banks totaling $135.0 million which will expire in 1994 and beyond. At December 31, 1993, the Company had various unused lines of credit totaling approximately $81.0 million on which the Company pays commitment fees of .375%.

     Short-term bank borrowings made under these various credit facilities and included in notes payable to banks were $54.0 million and $113.0 million at December 31, 1993 and 1992, respectively, and bore rates equal to or less than the prime bank lending rate which was 6.0% at December 31, 1993 and 1992. Committed credit available under the revolving credit facilities provides management with the ability to refinance the short-term bank borrowings on a long-term basis and, as it is management's intention to do so, these borrowings have been classified as long-term debt.

     The credit agreements contain restrictions with respect to the incurring of additional debt, creation of liens and guarantees, and maintenance of minimum working capital, stockholders' equity and financial ratios. The Company has complied with all of these restrictions.

     Maturities of notes payable during the next five years are as follows:
1994, $5.9 million; 1995, $3.7 million; 1996, $2.0 million; 1997, $63.1 million;
and 1998, $9.1 million.

                          CALMAT CO. AND SUBSIDIARIES

NOTE 6: STOCK OPTIONS AND RIGHTS

     The Company has stock option plans that provide for granting incentive and non-qualified options on common stock to officers and key employees. During 1993, the Board of Directors adopted, subject to stockholder approval at the 1994 Annual Meeting of Stockholders, the 1993 Stock Option Plan for Executive and Key Employees of CalMat Co. which authorized the issuance of options covering 900,000 shares of common stock. Certain information relative to stock options follows:

                                                          1993          1992          1991
                                                        ---------     ---------     ---------
    SHARES
    Outstanding at beginning year.....................  1,771,766     1,565,616     1,388,770
    Granted...........................................    412,675       307,600       389,875
    Exercised.........................................    (24,912)      (81,450)      (72,633)
    Forfeited.........................................   (479,933)      (20,000)     (140,396)
                                                        ---------     ---------     ---------
    Outstanding at end of year........................  1,679,596     1,771,766     1,565,616
                                                        ---------     ---------     ---------
                                                        ---------     ---------     ---------
    Available for future options......................  1,019,834        52,576       340,176
                                                        ---------     ---------     ---------
                                                        ---------     ---------     ---------
    Exercisable at end of year........................    882,160       986,650       798,165
                                                        ---------     ---------     ---------
                                                        ---------     ---------     ---------

     Prices per share of common stock under option range from $12.75 to $30.50 at December 31, 1993. Options expire from 1995 to 2003. Prices per share of options exercised range from $7.095 to $19.375 in 1993, $7.095 to $22.50 in 1992 and $7.095 to $19.125 in 1991. Stock options may be issued to executives and certain key employees as determined by the Management Development and Compensation Committee of the Board of Directors. The price of the shares subject to each option is set by the Committee but may not be less than the fair market value of the shares at the date of grant. Options generally become exercisable in installments beginning one year after the date of grant and expire 10 years after grant date. No options expired in 1993, 1992 or 1991.

     In September 1987, the Company declared a dividend distribution of one common share purchase right on each outstanding share of common stock. When exercisable, each right will entitle its holder to buy one share of the Company's stock at a price of $90 per share until September 1997. The rights will become exercisable if a person acquires 25.0% or more of the Company's stock or makes an offer, the consummation of which will result in the person's owning 30.0% or more of the Company's stock. In the event the Company is acquired in a merger, each right entitles the holder to purchase common stock of the surviving company having a market value twice the exercise price of the right. The rights may be redeemed by the Company at a price of $0.05 per right at any time prior to a person acquiring 25.0% of the Company's common stock.

NOTE 7: STOCKHOLDERS' EQUITY

     Earnings per common equivalent share (common shares adjusted for dilutive effect of common stock options) have been computed by dividing net income for each period by the weighted-average shares of common stock outstanding.

     Weighted-average shares used for 1993, 1992 and 1991 totaled 23,117,000, 23,242,000 and 23,319,000, respectively.

NOTE 8: FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

     The Company enters into interest rate swap agreements to effectively convert a portion of its floating-rate borrowings into fixed-rate obligations. The interest rate differential to be received or paid is recognized over the lives of the agreements as an adjustment to interest expense. Counterparties to these agreements are high credit quality financial institutions, and nonperformance is considered remote. In the unlikely event that a

                          CALMAT CO. AND SUBSIDIARIES
counterparty fails to meet the terms of an agreement, the Company's exposure is limited to the interest rate differential.

     The Company had outstanding interest rate swap agreements that effectively converted $25.0 million and $35.0 million of variable rate debt to fixed rate borrowings at December 31, 1993 and 1992, respectively.

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments with high credit quality financial institutions. At times, such investments may be in excess of the FDIC insurance limit. A significant portion of the Company's sales are to customers in the construction industry, and, as such, the Company is directly affected by the well-being of that industry. However, the credit risk associated with trade receivables is minimal due to the Company's large customer base and ongoing control procedures which monitor the credit worthiness of customers. The Company generally obtains lien rights on all major projects. Historically, the Company has not experienced significant losses on trade receivables.

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of Statement of Accounting Financial Standards (SFAS) No. 107, "Disclosures About Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company using available market information and valuation methodologies described below. However, considerable judgements are required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein may not be indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

     The carrying values of cash and cash equivalents, trade receivables and accounts payable approximate fair values due to the short-term maturities of these instruments. The carrying amounts and estimated fair values of the Company's other financial instruments at December 31, 1993 are as follows:

                                                            CARRYING AMOUNT     FAIR VALUE
                                                            ---------------     ----------
                                                               (AMOUNTS IN THOUSANDS)
        Notes receivable..................................     $   6,459         $   6,285
        Notes and bonds payable...........................       115,487           111,619
        Interest rate swaps -- unrealized loss............            --              (518)

     The fair value of notes receivable has been estimated using the expected future cash flows discounted at market interest rates.

     The fair value of notes and bonds payable was estimated by discounting the future cash flows using rates currently available for debt of similar terms and maturity. The carrying values of short-term bank loans were assumed to approximate fair values due to their short-term maturities.

     Interest rate swaps fair value is the amount at which they could be settled, based on estimates from dealers.

NOTE 9: RETIREMENT PLANS

     The Company has a trusteed thrift and profit-sharing retirement plan and a money purchase pension plan to provide funds from which retirement benefits are paid to substantially all salaried employees of the Company and its wholly-owned subsidiaries, including officers and directors who are also employees. Annual contributions to these plans made by the Company approximate 15.0% of the aggregate compensation paid or accrued each year to participants in the plan. The Company also contributes to various union pension plans, as specified by certain union agreements, and non-union pension plans which cover substantially all hourly

                          CALMAT CO. AND SUBSIDIARIES
employees. Contributions to all retirement plans charged to income totaled $8.6 million in 1993, $7.6 million in 1992 and $8.7 million in 1991.

     The Company provides certain health care and life insurance benefits to eligible retired employees. Salaried and non-union hourly participants generally become eligible after reaching age 62 with 20 years of service or after reaching age 65 with 15 years of service. The health care plan is contributory and the life insurance plan is noncontributory. The plans are unfunded.

     In the third quarter of 1992, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." These benefits are now accrued over the period the employee provides services to the Company. Prior to the change, costs were charged to expense as incurred. The Company elected to immediately recognize the Accumulated Postretirement Benefit Obligation valued as of January 1, 1992, as of the beginning of the year and recorded an after-tax charge of $6.0 million, or $0.26 per share ($10.0 million net of deferred taxes of $4.0 million), as a change in accounting principle. The following table sets forth the plans' funded status reconciled with the amount included in the caption other liabilities and deferred credits in the Company's balance sheets at December 31, 1993 and 1992:

                                                                      1993          1992
                                                                     -------       -------
                                                                    (AMOUNTS IN THOUSANDS)
    Accumulated Postretirement Benefit Obligation
      Retirees...................................................    $ 4,904       $ 5,255
      Fully eligible active plan participants....................        894         1,202
      Other active plan participants.............................      1,022         1,160
                                                                     -------       -------
                                                                       6,820         7,617
    Plan assets at fair value....................................         --            --
                                                                     -------       -------
    Accumulated Postretirement Benefit Obligation in excess of
      plan assets................................................      6,820         7,617
                                                                     -------       -------
    Unrecognized prior service cost..............................      1,888         2,068
    Unrecognized net gain........................................      2,038           913
                                                                     -------       -------
    Accrued postretirement benefit cost at December 31...........    $10,746       $10,598
                                                                     -------       -------
                                                                     -------       -------

The net periodic postretirement benefit cost for 1993 and 1992 included the following components:

                                                                      1993         1992
                                                                      -----       -------
                                                                    (AMOUNTS IN THOUSANDS)
    Service cost -- benefits attributed to service during the
      period......................................................    $ 289       $   462
    Interest cost on the Accumulated Postretirement Benefit
      Obligation..................................................      511           597
    Net amortization..............................................     (192)           --
    Full recognition of transition obligation.....................       --        10,000
                                                                      -----       -------
    Net periodic postretirement benefit cost......................    $ 608       $11,059
                                                                      -----       -------
                                                                      -----       -------

     For measurement purposes, a 12.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1994; the rate was assumed to decrease gradually to 6.0% by 2012 and remain at that level thereafter. The weighted-average discount rate used in determining the Accumulated Postretirement Benefit Obligation in 1993 and 1992 was 7.0%.

     The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by one percentage point in each year would increase the Accumulated Postretirement Benefit Obligation as of December 31, 1993 by $0.8 million and the aggregate of

                          CALMAT CO. AND SUBSIDIARIES
the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $0.1 million.

NOTE 10: ACQUISITION

     On December 8, 1992, the Company purchased substantially all of the assets of the Jamieson Company, a major San Francisco Bay area producer of aggregates. The Company paid $34.1 million for an aggregates production facility, mining equipment, related real estate and the exclusive right to mine significant aggregates reserves. The purchase was financed using the Company's existing lines of credit.

     The acquisition has been accounted for using the purchase method of accounting. Accordingly, the purchase price was allocated to assets based on their estimated fair values as of the date of the acquisition. The cost in excess of net assets acquired was approximately $10.4 million and is being amortized on a straight-line basis over 28 years, which approximates the estimated life of the aggregates reserves. The Jamieson Company's results of operations have been included in the Company's consolidated financial statements beginning December 8, 1992. The Jamieson Company's operations are not material in relation to the consolidated financial statements, and proforma financial information has, therefore, not been presented.

NOTE 11: SPECIAL CHARGES

     Based upon an evaluation of certain developed real estate and due primarily to market conditions, the Company recorded a non-cash special charge of $15.0 million in the third quarter of 1992 representing the excess of net book value over the estimated fair market value. The net after-tax effect of this charge was $9.0 million, or $0.39 per share.

     Fourth quarter results for 1992 include a non-cash special charge of $11.1 million, of which $5.4 million is related to write downs of excess plant and equipment and severance payments related to the consolidation of certain construction materials operations, and $5.7 million is to write off accumulated costs incurred in connection with seeking permits for additional aggregates sources and for other valuation allowances. These costs relate to projects where completion is uncertain in the near term because of economic conditions and increased regulation. The Company believes it has adequate aggregates reserves and productive capacity to serve indicated demand in the Company's markets. The net after-tax effect of this charge was $6.7 million, or $0.29 per share.

NOTE 12: COMMITMENTS AND CONTINGENCIES

     The Company had letters of credit and performance bonds outstanding totaling approximately $22.0 million at December 31, 1993 which guarantee various insurance and financing activities.

     The Company has been named by the U.S. Environmental Protection Agency ("EPA") as a defendant in a civil action involving one "Superfund" cleanup site and as a "potentially responsible party ("PRP") with respect to two other such sites. In each instance the Company is one of many entities so named. Because, in the case of the site involved in ongoing litigation, no final remedy has been selected, and with respect to the other two sites, investigation is ongoing, the Company's share of total liability, if any, is unable to be quantified at this time. In the case of the site involved in ongoing litigation, the Company believes that the wastes attributed to it were not hazardous. In addition, the waste attributed to the Company represents an extremely small (less than one-tenth of one percent) percentage of the total volume of waste at this site.

     The Company is subject to various legal proceedings, claims and liabilities, which arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position of the Company.

                          CALMAT CO. AND SUBSIDIARIES

NOTE 13: BUSINESS SEGMENT INFORMATION

     The Company operates principally in three business segments: Asphalt, Concrete and Aggregates, and Properties. Operations in the Asphalt Division principally involve the manufacture and sale of hot-mix asphalt. In addition to supplying asphalt to customers at its various plants, the Asphalt Division maintains a fleet of specialty paving equipment which it rents to customers. It also markets Guardtop, an asphalt surface sealer, and is a distributor of paving reinforcement fabric. The division operates asphalt plants at 36 locations in metropolitan Los Angeles and San Diego, the San Francisco Bay and San Joaquin Valley areas of California; Phoenix and Tucson, Arizona; and Albuquerque, New Mexico. Of the 36 locations, 21 are sites which also have aggregates processing plants and/or ready mixed concrete plants operated by the Concrete and Aggregates Division.

     Operations in the Concrete and Aggregates Division include the mining and sale of aggregates (rock, sand and gravel) and the manufacture and sale of ready mixed concrete. The division operates aggregates production plants at 34 locations serving the Los Angeles, San Diego, Bakersfield, Fresno, Ventura, Santa Barbara and San Francisco Bay areas of California; Phoenix and Tucson, Arizona; and Albuquerque, New Mexico. Ready mixed concrete batch plants are operated at 28 locations in these markets except for the Los Angeles and San Francisco Bay areas. Of the 28 ready mixed concrete locations, 15 are sites which also have aggregates processing plants.

     The Properties Division manages the Company's real estate and is responsible for acquisition, permitting, reclamation, sales and leasing activities. These activities take place principally in Los Angeles and San Diego, California and Phoenix, Arizona.

                          CALMAT CO. AND SUBSIDIARIES

     Business segment information for the years ended December 31, is as follows:

                                                               1993         1992         1991
                                                             --------     --------     --------
                                                                   (AMOUNTS IN THOUSANDS)
REVENUES:
Asphalt....................................................  $153,862     $146,457     $168,477
Concrete and Aggregates....................................   201,117      205,650      203,646
Properties.................................................    23,641       22,038       29,327
Corporate and other........................................     3,012        2,525        3,831
Intersegment sales.........................................   (28,126)     (26,410)     (26,952)
                                                             --------     --------     --------
          Total............................................  $353,506     $350,260     $378,329
                                                             --------     --------     --------
                                                             --------     --------     --------
INCOME BEFORE TAXES:
Asphalt....................................................  $  8,790     $ 10,974     $ 21,081
Concrete and Aggregates....................................    10,524        1,267        8,091
Properties.................................................     8,815        8,996       15,527
Corporate and unallocated expenses, net....................   (14,434)     (15,626)     (18,683)
Other income...............................................     1,202        1,197        2,477
Special charges............................................        --      (26,100)          --
Gains from disposal of assets held for sale................        --        1,786        2,929
                                                             --------     --------     --------
          Total............................................  $ 14,897     $(17,506)    $ 31,422
                                                             --------     --------     --------
                                                             --------     --------     --------
IDENTIFIABLE ASSETS (AS OF DECEMBER 31):
Asphalt....................................................  $148,889     $141,180     $143,532
Concrete and Aggregates....................................   275,107      290,375      276,424
Properties.................................................   131,802      132,477      144,419
Corporate and other........................................    49,097       33,208       33,225
                                                             --------     --------     --------
          Total............................................  $604,895     $597,240     $597,600
                                                             --------     --------     --------
                                                             --------     --------     --------
DEPRECIATION, COST DEPLETION AND AMORTIZATION:
Asphalt....................................................  $  7,435     $  6,413     $  6,097
Concrete and Aggregates....................................    19,562       18,890       17,973
Properties.................................................     3,993        4,124        4,181
Corporate and other........................................       963          783          551
                                                             --------     --------     --------
          Total............................................  $ 31,953     $ 30,210     $ 28,802
                                                             --------     --------     --------
                                                             --------     --------     --------
CAPITAL EXPENDITURES AND BUSINESS EXPANSION:
Asphalt....................................................  $  3,190     $  6,991     $ 10,183
Concrete and Aggregates....................................     4,051       51,780       19,125
Properties.................................................     4,352        6,763        5,872
Corporate and other........................................     1,161        1,672        1,260
                                                             --------     --------     --------
          Total............................................  $ 12,754     $ 67,206     $ 36,440
                                                             --------     --------     --------
                                                             --------     --------     --------

     Total revenues by segment include both sales to unaffiliated customers, as reported in the Company's consolidated statements of operations, and intersegment sales. Income from operations by segment represents total revenues less direct operating expenses, segment selling, general and administrative expenses and certain allocated corporate general and administrative expenses. Corporate and unallocated expenses include corporate administrative expenses and support expenses not allocated to business segments. Assets classified as corporate and other consist primarily of general office facilities, cash and cash equivalents and other assets.

- ------------------------------------------------------
- ------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------
                               TABLE OF CONTENTS

                                        PAGE
                                        -----
Available Information...................    2
Incorporation of Certain Documents by
  Reference.............................    2
Prospectus Summary......................    3
Investment Considerations...............    7
Use of Proceeds.........................    8
Price Range of Common Stock and
  Dividends.............................    8
Capitalization..........................    9
Selected Quarterly Operating Data.......    9
The Company.............................   10
Industry................................   15
Selected Consolidated Financial
  Information...........................   18
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................   20
Management..............................   25
Description of Capital Stock............   27
Underwriting............................   29
Legal Matters...........................   29
Experts.................................   29
Index to Financial Statements...........  F-1
- ---------------------------------------------
- ---------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------
                                2,750,000 SHARES

                                   CALMAT CO.
                                  COMMON STOCK
                         ------------------------------
                                   PROSPECTUS
                          ---------------------------
                              MERRILL LYNCH & CO.

                              LAZARD FRERES & CO.
                                             , 1994
- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        Securities and Exchange Commission registration fee...............  $ 25,423
        NASD filing fee...................................................     7,873
        Listing fees......................................................    10,000
        Blue sky fees and expenses........................................     5,000
        Legal services....................................................   100,000
        Accounting fees and expenses......................................    35,000
        Transfer Agent and Registrar fees.................................    10,000
        Printing Expenses.................................................    50,000
        Miscellaneous.....................................................     6,704
                                                                            --------
               Total......................................................  $250,000
                                                                            --------
                                                                            --------

     All of the above items except the Securities and Exchange Commission registration fee, the NASD filing fee and the listing fees are estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the General Corporation Law of the State of Delaware gives Delaware corporations broad powers to indemnify their present and former directors and officers against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with threatened, pending or completed actions, suits or proceedings to which they are parties or are threatened to be made parties by reason of being or having been such directors or officers, subject to specified conditions and exclusions; gives a director or officer who successfully defends an action the right to be so indemnified; and permits a corporation to buy directors' and officers' liability insurance. Such indemnification is not exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or otherwise.

     Article VII of the Company's By-Laws requires the Company to indemnify its directors and officers to the maximum extent permitted by the General Corporation Law of the State of Delaware. Article Tenth of the Company's Certificate of Incorporation, as amended, requires the Company to indemnify its directors and officers to the fullest extent allowed by law, subject to the Company's By-Laws.

     The Company does not indemnify directors and officers through any individual contractual arrangements.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

     The Company maintains insurance policies insuring its directors and officers against certain losses incurred by them as a result of claims based upon their actions or statements (including omissions to act or to make statements, as directors and officers. The aggregate amount payable for all directors and officers for all claims under such policies first presented in any policy year is limited to $50 million. After certain deductibles, the Company is entitled to reimbursement of up to $50 million under such policies in connection with its indemnification of directors and officers.

     Section 102(b)(7) of the General Corporation Law of the State of Delaware permits a Delaware corporation to include in its certificate of incorporation a provision eliminating or limiting the potential monetary liability of a director to the corporation or its stockholders for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for improper payment of dividends, stock purchase or redemption or (iv) for any transaction from which the director receives an improper personal benefit.

ITEM 16. EXHIBITS

EXHIBIT NUMBER
- ---------------
      1.1           Form of Underwriting Agreement.
      3.1           Certificate of Incorporation, as amended (incorporated by reference from
                    Exhibit 3.1 to CalMat's Annual Report on Form 10-K for the year ended
                    December 31, 1988).
      3.2           Certificate of Amendment to Certificate of Incorporation (incorporated by reference from Exhibit 3.2 to CalMat's Annual Report on Form 10-K for the
                    year ended December 31, 1992).
      3.3           By-laws (incorporated by reference from Exhibit 3.3 to CalMat's Annual
                    Report on Form 10-K for the year ended December 31, 1993).
      4.1           The Rights Agreement dated as of September 22, 1987, between the Company and
                    Security Pacific National Bank (incorporated by reference from Exhibit 1 to
                    CalMat's Form 8-K dated October 5, 1987).
      4.2           First Amendment to Rights Agreement, dated as of October 26, 1992, between the Company and Bank of America N.T.&S.A., formerly known as Security
                    Pacific National Bank (incorporated by reference from Exhibit 4.2 to the
                    Company's 1992 Annual Report on Form 10-K).
     *5.1           Opinion of Paul Stanford, General Counsel to the Company.
    *23.1           Consent of Paul Stanford, General Counsel to the Company (included in
                    Exhibit 5.1).
     23.2           Consent of Coopers & Lybrand.
     24.1           Power of Attorney (included in the signature page on page II-4 in this
                    Registration Statement).


- ---------------

* To be filed by amendment.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (4) For purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, and State of California, on this 23rd day of March, 1994.

                                          CALMAT CO.

                                          By        A. FREDERICK GERSTELL
                                             ---------------------------------
                                                   A. Frederick Gerstell
                                             Chairman of the Board, President,
                                                  Chief Executive Officer
                                                and Chief Operating Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears on the signature page to this Registration Statement constitutes and appoints Paul Stanford and Scott J Wilcott, and each of them, his true and lawful attorneys-in-fact and agents, and each of them, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection, therewith, with the Securities and Exchange Commission, and grants unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or each of them, or his substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                 SIGNATURES                                 TITLE                    DATE
                 ----------                                 -----                    ----
            A. FREDERICK GERSTELL                  Chairman of the Board,       March 23, 1994
- -------------------------------------------    President, and Chief Executive
            A. Frederick Gerstell                 Officer, Chief Operating
                                                    Officer, and Director
                                                (principal executive officer)

             H. JAMES GALLAGHER                        Executive Vice           March 23, 1994
- -------------------------------------------      President-Finance and Chief
             H. James Gallagher                 Financial Officer (principal
                                                     financial officer)

               EDWARD J. KELLY                     Senior Vice President,       March 23, 1994
- -------------------------------------------    Treasurer and Chief Accounting
               Edward J. Kelly                  Officer (principal accounting
                                                          officer)

                JOHN C. ARGUE                             Director              March 23, 1994
- -------------------------------------------
                John C. Argue

               HARRY M. CONGER                            Director              March 23, 1994
- -------------------------------------------
               Harry M. Conger

                  SIGNATURES                               TITLE                   DATE
                  ----------                               -----                   ----
             RAYBURN S. DEZEMBER                          Director              March 23, 1994
- ---------------------------------------------
             Rayburn S. Dezember

                BERT A. GETZ                              Director              March 23, 1994
- ---------------------------------------------
                Bert A. Getz

           RICHARD A. GRANT, JR.                          Director              March 23, 1994
- ---------------------------------------------
           Richard A. Grant, Jr.

             GROVER R. HEYLER                             Director              March 23, 1994
- ---------------------------------------------
             Grover R. Heyler

             WILLIAM T. HUSTON                            Director              March 23, 1994
- ---------------------------------------------
             William T. Huston

              WILLIAM JENKINS                             Director              March 23, 1994
- ---------------------------------------------
              William Jenkins

               THOMAS L. LEE                              Director              March 23, 1994
- ---------------------------------------------
               Thomas L. Lee

              THOMAS M. LINDEN                            Director              March 23, 1994
- ---------------------------------------------
              Thomas M. Linden

              STUART T. PEELER                            Director              March 23, 1994
- ---------------------------------------------
              Stuart T. Peeler

                               INDEX TO EXHIBITS

                                                                                     SEQUENTIALLY
EXHIBIT                                                                                NUMBERED
NUMBER                                   DESCRIPTION                                     PAGE
- -------    ------------------------------------------------------------------------  ------------
    1.1    Form of Underwriting Agreement..........................................
    3.1    Certificate of Incorporation, as amended (incorporated by reference from
           Exhibit 3.1 to CalMat's Annual Report on Form 10-K for the year ended
           December 31, 1988)......................................................
    3.2    Certificate of Amendment to Certificate of Incorporation (incorporated by reference from Exhibit 3.2 to CalMat's Annual Report on Form 10-K for the year ended December 31, 1992).......................................
    3.3    By-laws (incorporated by reference from Exhibit 3.3 to CalMat's Annual
           Report on Form 10-K for the year ended December 31, 1993)...............
    4.1    The Rights Agreement dated as of September 22, 1987, between the Company and Security Pacific National Bank (incorporated by reference from
           Exhibit 1 to CalMat's Form 8-K dated October 5, 1987)...................
    4.2    First Amendment to Rights Agreement, dated as of October 26, 1992, between the Company and Bank of America N.T.&S.A., formerly known as
           Security Pacific National Bank (incorporated by reference from Exhibit
           4.2 to the Company's 1992 Annual Report on Form 10-K)...................
   *5.1    Opinion of Paul Stanford, General Counsel to the Company................
  *23.1    Consent of Paul Stanford, General Counsel to the Company (included in
           Exhibit 5.1)............................................................
   23.2    Consent of Coopers & Lybrand............................................
   24.1    Power of Attorney (included in the signature page on page II-4 in this
           Registration Statement).................................................

- ---------------

* To be filed by amendment.